
12026876


ROCKY
BRANDS

2011 Annual Report

FINANCIAL HIGHLIGHTS

($000, except per share data) Income Statement Data	2011	2010	2009	2008	2007
Net sales	$239,599	$252,792	$229,486	$259,538	$275,267
Gross margin	36.7%	35.4%	36.8%	39.4%	39.2%
Income (Loss) from Operations	5.3%	6.8%	3.8%	3.8%	-4.8%
Net (Loss) Income	$ 8,307	$ 7,684	$ 1,175	$ 1,167	$ (23,105)
Net (loss) income per diluted share	$ 1.11	$ 1.14	$ 0.21	$ 0.21	$ (4.22)
Weighted average number of fully diluted shares outstanding	7,487	6,748	5,551	5,513	5,476
Balance Sheet					
Inventories	$ 65,019	$ 58,853	$ 55,420	$ 70,302	$ 75,404
Total assets	174,066	168,579	163,390	196,862	216,725
Total debt	35,000	35,096	55,592	87,740	103,545
Shareholders' equity	116,660	105,004	82,478	80,950	81,725



Net Sales
($ millions)
$275.3
$259.5
$229.5
$252.8
$239.6
2007
2008
2009
2010
2011



Net Income per Diluted Share
2007
$(4.22)
$0.21
2008
$0.21
2009
$1.14
2010
$1.11
2011



Income from Operations as a % of Net Sales
2007
-4.8%
3.8%
2008
3.8%
2009
6.8%
2010
5.3%
2011



Total Debt
($ millions)
$103.5
$87.7
$55.6
$35.1
$35.0
2007
2008
2009
2010
2011

Rocky Brands, Inc. is a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky, Georgia Boot, Durango and Lehigh.



ROCKY
BRANDS
2011 ANNUAL REPORT

On the cover

Depicted is a collage of the buildings that house the Rocky Brands Global Headquarters in Southeastern Ohio. (Top left – Mike Brooks Office Building; Top right – Repurposed factory building housing Outlet Store and offices; Center – John Brooks Office Building; Bottom – Distribution Center.)

Dear Shareholders

I am honored to be addressing you for the first time in Rocky Brands' annual letter, the highlights of which include historical data on our recent cost improvements, our 2011 product performance, details of our strategic growth plan, and a summary of our greatly improved financial position which underpins and will enable our growth plan.

Before elaborating on these highlights I must first begin by thanking my predecessor, Mike Brooks, Chief Executive Officer of Rocky Brands from 1990 through July, 2011 for his years of service and leadership. Mike oversaw the significant growth and evolution of the Company including its successful initial public offering in 1993 and the transformational acquisition of EJ Footwear in 2005. As Chairman of the Board of Directors, Mike is still very much involved in shaping our strategic direction and we look forward to benefiting from his experience in the years ahead.

Over the past several years we have worked diligently to create a stronger, more efficient organization and improve our capital structure. The results of our efforts can clearly be seen in the numbers. Between 2007 and 2011 we reduced expenses by $27 million or 28% driven mainly by the restructuring of our retail operations as we moved to the lower cost, web based, direct ship model. We also realized savings from the consolidation of our distribution center and customer support networks following the acquisition of EJ Footwear.

The improvement in our balance sheet over this period has been equally dramatic. We began 2007 with funded debt in excess of $100 million and annual interest expense of more than $11.6 million. Through a series of transactions that were funded by a successful equity offering and a new credit facility we were able to retire our high interest senior term loan and replace the outstanding borrowings under our previous credit agreement with funds that carry much lower interest rates. By the end of 2011, our funded debt was down 66% or $69 million to $35 million and our interest expense for the year was under $1 million.

So where do we go from here? Our continued emphasis on fiscal responsibility underlies our primary strategic objectives of product innovation in footwear and apparel and brand growth. We are focused on bringing to market the latest in durable, comfortable and functional products for the work, western, and hunting categories while utilizing our core competencies to enter new markets.

Rocky, Georgia Boot, Durango, and Lehigh rank amongst the strongest brands in their respective spaces. With our refined operating platform generating improved cash flow, we are now in a position to reinvest the needed capital to grow our brands and capture additional market share. The initial results of our product development initiatives can be witnessed in our 2011 performance when nearly 30% of our wholesale sales came from products introduced in the last two years. Contributions to our performance came from new products across our business. In our western segment, this included fashion forward women's and children's styles that are helping to improve mainstream distribution for the Durango brand. We are also seeing success with work products that perform well in the rugged outdoors. And, one of the fastest growing areas of our business in 2011 was our commercial military product line invigorated by a fully drainable boot we developed for the U.S. Navy Seals and a hyper lightweight, non-combat boot that soldiers wear for travel and training. Both of these items have resonated well with troops who purchase these goods through retail outlets on bases across America and around the world.

Mike Brooks, Chairman of the Board and David Sharp, President and CEO.



Now our strategy to grow our brands is twofold: increase our market share through greater shelf space and higher productivity of our existing lines within our current account base; and, extend our reach further into new categories, new distribution channels and new geographies. We have dedicated the necessary resources to identify growth prospects adjacent to our core business, and develop sound strategies to successfully penetrate these new, large opportunities. Of note, we are leveraging our strength in work footwear to pursue professionals in the healthcare industry which is projected to add more than 5.6 million jobs over the next decade. We are also targeting consumers who participate in outdoor activities beyond the markets where we currently have distribution, who we believe will enjoy the lightweight, durable, drainable, and waterproof benefits provided by our footwear and apparel.

Financially, we are in a position to execute our business plan, having just completed a successful year. In 2011, adjusted net income increased 56% to $12.0 million, or $1.60 per diluted share from $7.7 million, or $1.14 per diluted share in 2010. The significant improvement in our bottom line was driven by an increased contribution from our higher-margin company owned brands, a positive operating performance from our retail division for the first time since we purchased the operations in 2005, and lower interest expense. For the year, gross margin improved 130 basis points to 36.7%, operating margin improved 70 basis points to 7.5%, and interest expense decreased to less than $1 million. With regard to our balance sheet, we ended strong in 2011 with working capital of $108 million and funded debt of $35 million.

Our groundwork on cost containment, focus on product performance, future growth strategy, and recent performance confirm we are on the right course toward building a sustainable business that generates consistent sales and earnings growth and creates value for our shareholders. We have a terrific team of dedicated employees who are committed to taking this Company to the next level. Thank you to everyone associated with Rocky Brands who contributed to our recent success. We look forward to your continued support in the years ahead.

Sincerely,

David N. Sharp
President & Chief Executive Officer

FAMILY OF BRANDS


ROCKY

Rocky footwear and clothing is for people who are active, engaged and on the go. ROCKY's superior comfort, design, insulation, and waterproofing system empowers them to achieve their personal best and gives them the confidence to succeed

- CONFIDENCE IN ACTION


ROCKY Commercial Military Footwear
WE'RE WITH YOU


ROCKY Duty Footwear
WE'RE WITH YOU


ROCKY Outdoor Footwear and Apparel
WE'RE WITH YOU


ROCKY Western Footwear
WE'RE WITH YOU


ROCKY Work Footwear and Apparel
WE'RE WITH YOU

FAMILY OF BRANDS


Georgia
Boot

Georgia Boot empowers those who work hard – the workers that pride themselves in building real value with their hands. We help them achieve personal success by creating performance-enhancing footwear designed for the physical demands of their specific trades.
- America's Hardest Working Boot












75 YEARS OF
HELPING YOU
ACHIEVE
georgiaboot.com


75 years of dirt,
sweat and hard wo

FAMILY OF BRANDS

DURANGO®

Slipping on your Durangos gives you a feeling of adventure and freedom. You're ready to be mischevious, have fun, live a little on the edge and maybe even live dangerously. Durango is not a boot, its an attitude…
we call it OUTLAW FUN

DURANGO®

Durango made Me do it!

DURANGO®

Its not a Boot its an Attitude

DURANGO®

It's not a Boot it's an Attitude

Its not a Boot its an Attitude

It's not a Boot it's an Attitude

Durango made me do it!

DIRECT BUSINESS - LEHIGH


LEHIGH
OUTFITTERS.com

Custom product selection, Custom service, Custom Fit. When it comes to occupational footwear Lehigh Outfitters, with it's 90+ year history and eye on the future, works to serve your specific needs. Whether online or on site, there is a convenient ordering and service system customized to fit you.


If only
everything
was
custom fit


CustomFit
YOUR COMPANY'S CUSTOMIZED WEBSITE

LEHIGH OUTFITTERS.com

FREE SHIPPING FREE RETURNS

Service: 1-800-444-4086

Men's Footwear | Men's Apparel | Men's Accessories | Women's Footwear | Clearance | Safety Resource Center | The Brands | CustomFit | The Store

AMERICA'S HARDEST WORKING BOOT
GEORGIA GIANT

CLEARANCE

get 10% off Your Next Purchase

MADE IN USA

ASK THE EXPERT
Not sure what item is right for you? Ask our expert and be sure to read his recommendations!

CustomFit YOUR COMPANY'S CUSTOMIZED WEBSITE

FREE SHIPPING FREE RETURNS
Service: 1-800-444-4086

Why Get CustomFit | How To Use | Safety Resources Center | Ask the Expert | Voucher Program | Request Appointment

INDUSTRIAL SAFETY SHOE PROGRAM - YOUR COMPANY'S CUSTOMIZED SAFETY SHOE WEBSITE!

Why Get Custom Fit

Why Get CustomFit

In today's tough economic climate, it is necessary to become a top-notch bargain hunter and to stretch every dollar as far as you can; buying your occupational footwear online with Lehigh Outfitters allows you to do just that. CustomFit is one of the very few opportunities where you will not only receive one of the largest selections of occupational footwear in the industry, but also immediately save up to 20% off your order! There is no cost to you – only savings! Combine this with our FREE shipping and FREE returns on all orders, and watch that dollar continue to stretch.

Have you ever been frustrated with the act of trying to schedule a shoe truck visit for your facility hoping that it is the perfect time when all your employees are available – only to find out that 3 people were home sick that day and 5 others didn't get the memo? Do you often hear complaints about the truck not carrying certain sizes or that the prices have exceeded your company's allowance provided to your employees? You are not alone. These issues have been around since shoe trucks started visiting companies like yours – it's simply the reality of this form of service, and something that folks like you have had to deal with for decades.

Lehigh Outfitters feels your pain; we've been in the safety shoe business for 100 years and have heard customers like you object over cost, inconvenience and selection for decades. Unlike our competitor's though, we've listened, and we've done something to help! We've created an online solution that allows us to create a customized website developed strictly for your company that is easy to use for even the most computer illiterate users. There are countless opportunities for CustomFit to serve your company's needs. From initial product selection to payment, shipping and even invoicing, there are countless ways to make CustomFit mold to your safety footwear program.

Can this get any better? Yep – having Lehigh Outfitters set up a CustomFit site for your company is absolutely FREE – no minimum sales commitment or any kind of hidden fees! Contact us to get started on your FREE CustomFit site today, and your employees will thank you for the amazing selection, fantastic service and incredible prices!

The *real* question is why wouldn't you want to get... CustomFit?

Toll Free Customer Service 1-800-763-4619

FUTURE WHOLESALE GROWTH OPPORTUNITES


RECCO

ROCKY® S2V™

STRONG SMART VERSATILE

For passionate outdoor enthusiasts who seek extreme adventures, Rocky S2V is a climate mitigating system that combines cutting edge outdoor footwear and apparel with safety and survival equipment. S2V is an innovative forerunner, fusing new age fabric and design technologies with mission-critical essentials that provide a piece of mind. Strong, Smart, Versatile pertains not only to the product, but also to our adventurer--educated consumers who advocate for brands with a rich heritage and authenticity. Those who want guaranteed results vetted by the special operations community and leading professionals in the outdoor industry. For a world in flux, S2V traverses the unforeseen.

- Confidence in Action



Rocky 4EurSole

Rocky 4EurSole is for professionals in the healthcare industry who are dynamic, performance driven, and always on the run. The innovative insole provides for superior comfort and unique customization - allowing each shoe to be as individual as the individual who wears them, while addressing the demands for comfort, versatility and style. Empowering healthcare professionals to perform, succeed, and endure the excessive hours on their feet and the fast pace of their work environment.

- CONFIDENCE IN ACTION


NEW COLLECTION
Women's
Charlotte

DURANGO® City

During Durango's 50 year existence, the brand has become well known for western and rock and roll inspired footwear. Historically the brand has been widely distributed in rural and core western markets. With a focus on more urban styling, we are now seeking distribution with retailers that will access a younger, more sophisticated demographic segment; consumers who live and shop in major metropolitan markets in the United States and around the world.

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-34382

ROCKY BRANDS, INC.
(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	The NASDAQ Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act).
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2). (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $83,866,688 on June 30, 2011.

There were 7,503,568 shares of the Registrant's Common Stock outstanding on February 24, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2012 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Item 1A, Risk Factors." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS.

All references to "we," "us," "our," "Rocky Brands," or the "Company" in this Annual Report on Form 10-K mean Rocky Brands, Inc. and our subsidiaries.

We are a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky, Georgia Boot, Durango, Lehigh, and the licensed brands Mossy Oak and Michelin. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around five target markets: outdoor, work, duty, commercial military and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $374.99 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our consumer and business websites, our Lehigh Outfitters mobile and retail stores (including a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores), and our Rocky outlet store. We also sell footwear under the Rocky label to the U.S. military.

Competitive Strengths

Our competitive strengths include:

- *Strong portfolio of brands.* We believe the Rocky, Georgia Boot, Durango, Lehigh, Mossy Oak and Michelin brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty, commercial military and western. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our owned brands.

- *Commitment to product innovation.* We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

- *Long-term retailer relationships.* We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

- *Diverse product sourcing and manufacturing capabilities.* We believe our strategy of utilizing both company operated and third-party facilities for the sourcing of our products, offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process, which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. We intend to continue to source a higher proportion of our products from third-party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy

We intend to increase our sales through the following strategies:

- *Expand into new target markets under existing brands.* We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

- *Cross-sell our brands to our retailers.* We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

- *Expand business internationally.* We intend to extend certain of our brands into international markets. We believe this is a significant opportunity because of the long history and authentic heritage of these brands. We intend on growing our business internationally through a network of distributors.

- *Increase apparel offerings.* We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. We intend to continue to increase our Rocky apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets.

- *Acquire or develop new brands.* We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Product Lines

Our product lines consist of high quality products that target the following markets:

- *Outdoor.* Our outdoor product lines consist of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping or hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace. Our outdoor product lines consist of all-season sport/hunting footwear, apparel and accessories that are typically waterproof and insulated and are designed to keep outdoorsmen comfortable on rugged terrain or in extreme weather conditions.

- *Work.* Our work product lines consist of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for steel workers and non-slip footwear for kitchen workers.

- *Duty.* Our duty product line consists of footwear products marketed to law enforcement, security personnel and postal employees who are required to spend a majority of time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.

- *Commercial Military.* Our commercial military product line consists of footwear products marketed to military personnel as a substitute for the government issued military boots. Our commercial military boots are designed to be comfortable, lightweight, and durable and are marketed under the Rocky brand name.

- *Western.* Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. We also selectively market our western footwear to consumers enamored with the western lifestyle.

Our products are marketed under four well-recognized, proprietary brands, Rocky, Georgia Boot, Durango and Lehigh, in addition to the licensed brands of Michelin and Mossy Oak.

Rocky

Rocky, established in 1979, is our premium priced line of branded footwear, apparel and accessories. We currently design Rocky products for each of our four target markets and offer our products at a range of suggested retail price points: $99.95 to $374.99 for our footwear products, $29.95 to $49.95 for tops and bottoms in our apparel lines and $49.95 to $229.99 for our basic and technical outerwear.

The Rocky brand originally targeted outdoor enthusiasts, particularly hunters, and has since become the market leader in the hunting boot category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves and caps. Our Rocky products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as Gore-Tex waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Mossy Oak or Realtree patterns. Rugged outsoles made by industry leaders like Vibram are sometimes used in conjunction with our proprietary design features like the "Rocky Ride Comfort System" to make the products durable and easy to wear.

We also produce Rocky duty and commercial military footwear targeting law enforcement professionals,military, security workers and postal service employees, and we believe we have established a leading market share position in this category.

In 2002, we introduced Rocky work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber or forestry occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products. Similar to our strategy for the outdoor market, we introduced rugged work apparel in 2004, such as ranch jackets and carpenter jeans.

We have also introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, insulated and utilize our proprietary comfort systems. We also recently introduced some men's and women's casual western footwear for consumers enamored with western influenced fashion.

Georgia Boot

Georgia Boot was launched in 1937 and is our moderately priced, high quality line of work footwear. Georgia Boot footwear is sold at suggested retail price points ranging from $79.95 to $314.99. This line of products primarily targets construction workers and those who work in industrial plants where special safety features are required for hazardous work environments. Many of our boots incorporate steel toes or metatarsal guards to protect wearers' feet from heavy objects and non-slip outsoles to prevent slip related injuries in the work place. All of our boots are designed to help prevent injury and subsequent work loss and are designed according to standards determined by the Occupational Safety & Health Administration or other standards required by employers.

In addition, we market a line of Georgia Boot footwear to brand loyal consumers for hunting and other outdoor activities. These products are primarily all leather boots distributed in the western and southwestern states where hunters do not require camouflaged boots or other technical features incorporated in our Rocky footwear.

We believe the Georgia Boot brand can be extended into moderately priced duty footwear as well as outdoor and work apparel.

Durango

Durango is our moderately priced, high quality line of western footwear. Launched in 1965, the brand has developed broad appeal and earned a reputation for authenticity and quality in the western footwear market. Our current line of products is offered at suggested retail price points ranging from $79.95 to $169.99, and we market products designed for both work and casual wear. Our Durango line of products primarily targets farm and ranch workers who live in the heartland where western influenced footwear and apparel is worn for work and casual wear and, to a lesser extent, this line appeals to urban consumers enamored with western influenced fashion. Many of our western boots marketed to farm and ranch workers are designed to be durable, including special "barn yard acid resistant" leathers to maintain integrity of the uppers, and incorporate our proprietary "Comfort Core" system to increase ease of wear and reduce foot fatigue. Other products in the Durango line that target casual and fashion oriented consumers have colorful leather uppers and shafts with ornate stitch patterns and are offered for men, women and children.

Lehigh

The Lehigh brand was launched in 1922 and is our moderately priced, high quality line of safety shoes sold at suggested retail price points ranging from $29.95 to $191.99. Our current line of products is designed to meet occupational safety footwear needs. Most of this footwear incorporates steel toes to protect workers and often incorporates other safety features such as metatarsal guards or non-slip outsoles. Additionally, certain models incorporate durability features to combat abrasive surfaces or caustic substances often found in some work places.

With the recent shift in manufacturing jobs to service jobs in the U.S., Lehigh began marketing products for the hospitality industry. These products have non-slip outsoles designed to reduce slips, trips and falls in kitchen environments where floors are often tiled and greasy. Price points for this kind of footwear range from $29.95 to $72.99.

Michelin

Michelin is a premier price point line of work footwear targeting specific industrial professions, primarily indoor professions. The license to design, develop and manufacture footwear under the Michelin name was secured in 2006. Suggested retail prices for the Michelin brand are from $99.95 to $161.99. The license agreement for the Michelin brand expires on December 31, 2012. We do not intend to renew this agreement.

Mossy Oak

Mossy Oak is high quality, value priced line of casual and hunting footwear. The license to design, develop and manufacture footwear under the Mossy Oak name was secured in 2008. Suggested retail prices for the Mossy Oak Brand are from $39.95 to $79.95 for casual footwear and $49.95 to $114.99 for hunting footwear.

Sales and Distribution

Our products are distributed through three distinct business segments: wholesale, retail and military. You can find more information regarding our three business segments in Note 14 to our consolidated financial statements.

Wholesale

In the U.S., we distribute Rocky, Georgia Boot, Durango, Michelin, and Mossy Oak products through a wide range of wholesale distribution channels. As of December 31, 2011, our products were offered for sale at over 10,000 retail locations in the U.S. and Canada.

We sell our products to wholesale accounts in the U.S. primarily through a dedicated in-house sales team who carry our branded products exclusively, as well as independent sales representatives who carry our branded products and other non-competing products. Our sales force for Rocky is organized around major accounts, including Bass Pro Shops, Cabela's, Dick's Sporting Goods and Gander Mountain, and around our target markets: outdoor, work, duty, commercial military and western. For our Georgia Boot and Durango brands, our sales employees are organized around each brand and target a broad range of distribution channels. All of our sales people actively call on their retail customer base to educate them on the quality, comfort, technical features and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.

Our wholesale distribution channels vary by market:

- Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, catalogs and mass merchants.

- Our work-related products are sold primarily through retail uniform stores, catalogs, farm store chains, specialty safety stores, independent shoe stores and hardware stores.
- Our duty products are sold primarily through uniform stores and catalog specialists.
- Our commercial military products are sold primarily through base exchanges such as AAFES and consumer websites.
- Our western products are sold through western stores, work specialty stores, specialty farm and ranch stores and more recently, fashion oriented footwear retailers.

Retail

We market products directly to consumers through three retail strategies under the Lehigh retail brand: consumer and business websites, mobile and retail storesand our outlet store.

Websites

We sell our product lines on our websites at *www.rockyboots.com, www.georgiaboot.com, www.lehighoutfitters.com, www.lehighsafetyshoes.com, www.slipgrips.com, www.builtfootwear.com* and *www.durangoboot.com.* We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products. We also sell directly to our business customers directly through our Custom Fit websites that are tailored to the specific needs of our customers. Our customer's employees order directly through their employer's established Custom Fit website and the footwear is delivered directly to the consumer via a common freight carrier.

Mobile and Retail Stores

Lehigh markets branded work footwear through mobile stores to industrial and hospitality related corporate customers across the U.S. We work closely with our customers to select footwear products best suited for the specific safety needs of their work site and that meet the standards determined by the Occupational Safety & Health Administration or other standards required by our customers. Our customers include large, national companies such as 3M, Abbott Laboratories, Alcoa, Carnival Cruise Lines, Federal Express, IBM and Texas Instruments.

Our Lehigh mobile storesare stocked with work footwear, as established by the specific needs of our customers, and typically include our owned brands augmented by branded work footwear from third parties including Dunham and Timberland Pro. Prior to a scheduled site visit, Lehigh sales managers consult with our corporate customers to ensure that our trucks are appropriately stocked for their specific needs. Our trucks then perform a site visit where customer employees select work related footwear and apparel. Our corporate customers generally purchase footwear or provide payroll deduction plans for footwear purchases by their employees. We believe that our ability to service work sites across the U.S. allows us to effectively compete for large, national customers who have employees located throughout the U.S.

Lehigh continues to focus on converting our customers from delivery via our mobile stores to purchasing via our Custom Fit sites and delivery direct. This is our lowest cost safety shoe solution for our customers and our most profitable. As part of this strategy, we continue to remove mobile trucks and stores as we convert this business.

Outlet Store

We operate the Rocky outlet store in Nelsonville, Ohio. Our outlet store primarily sells first quality or discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in the store. Our outlet store allows us to showcase the breadth of our product lines as well as to cost-effectively sell slow-moving inventory. Our outlet store also provides an opportunity to interact with consumers to better understand their needs.

Military

While we are focused on continuing to build our wholesale and retail business, we also actively bid on footwear contracts with the U.S. military, which requires products to be made in the U.S. Our manufacturing facilities in Puerto Rico, a U.S. territory, allow us to competitively bid for such contracts. In July 2009, we were awarded a

$29.0 million blanket purchase order from the GSA to produce footwear for the U.S. Military.While there is approximately $10 million remaining under this purchase order, we do not currently expect to make any significant additional shipments. We currently do not expect a renewal of this contract.

All of our footwear for the U.S. military is currently branded Rocky. We believe that many U.S. service men and women are active outdoor enthusiasts and may be employed in many of the work and duty markets that we target with our brands. As a result, we believe our sales to the U.S. military serve as an opportunity to reach our target demographic with high quality branded products.

Marketing and Advertising

We believe that our brands have a reputation for high quality, comfort, functionality and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We utilize a number of marketing initiatives. With a goal of leveraging our brand within the markets where our dealers and consumers work, live and play, we utilize sponsorships, media outlets and grassroots campaigns to expose Rocky, Georgia Boot and Durango to more customers. Rocky will increase its brand strength across all divisions through sponsorships with Archer's Choice and The Choice with Ralph and Vicki Cianciarulo on the Outdoor Channel and former professional BASS fisherman Hank Parker on HP-3D which airs on NBC Sports, Pursuit Channel, and Wild TV in the outdoor market. Country musician, military veteran and outdoor enthusiast Craig Morgan will serve as an advocate for all Rocky products, while KalittaMotorSports NHRA racing team will give the brand exceptional recognition in the work, western and duty markets. Celebrating its 75th anniversary, Georgia Boot is sponsoring the Clint Bowyer team in the Lucas Oil series of racing which is televised on SPEED, NBC Sports, and CBS. To acknowledge the anniversary, we will be giving back to communities in which our consumers reside by supporting underfunded trade schools and 4-H programs. Durango continues to reach target western and fashion consumers through music, partnering with the Country Music Association (CMA) and the CMA Music Festival, CMA Awards, and LiveNation musical events throughout the United States. The above sponsorship properties combined with significant in-store point of purchase efforts, print advertising, and online/social campaigns will enhance brand awareness across all of our brands and categories.

We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaign, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows, including the Denver International Western Retailer Market and the Shooting, Hunting, Outdoor Exposition. Tradeshows allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.

Product Design and Development

We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

Manufacturing and Sourcing

We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third-party facilities, primarily in China. We do not have long-term contracts with any of our third-party manufacturers. The products purchased from General Shoes US Corporation and its subsidiaries, one of our third-party manufacturers in China with whom we have had a relationship for over 20 years and which has historically accounted for a significant portion of our manufacturing, represented approximately 16% of our net sales in 2011. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other commercial businesses that require production by a U.S. manufacturer. Sourcing products from offshore third-party facilities generally enables us to lower our costs per unit while maintaining high product quality and it limits the capital investment required to establish and maintain company operated manufacturing facilities.Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third-party factories. In addition, we utilize a team of procurement, quality control and logistics employees in our China office to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from our finished goods inventory from each of our manufacturing facilities to ensure that all items meet our high quality standards.

Foreign Operations and Sales Outside of the United States

Our products are primarily distributed in the United States, Canada, South America, Europe and Asia. We ship our products from our finished goods distribution facilities located in Logan, Ohio and Waterloo, Ontario, Canada. Certain of our retailers receive shipments directly from our manufacturing sources, including all of our U.S. military sales, which are shipped directly from our manufacturing facilities in Puerto Rico. Net sales to foreign countries, primarily Canada, represented approximately 4.1% of net sales in 2011, 3.1% of net sales in 2010 and 2.4% of net sales in 2009.

As previously mentioned, we maintain manufacturing facilities that we operate in the Dominican Republic and Puerto Rico. In addition, we maintain a sales office and distribution facility in Canada and an office in China to support our contract manufacturers.

The net book value of fixed assets located outside of the U.S. totaled $4.8 million at December 31, 2011, $3.9 million at December 31, 2010 and $3.3 million at December 31, 2009.

Suppliers

We purchase raw materials from sources worldwide. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.

Seasonality and Weather

Historically, we have experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since 2005, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or variation in weather as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Backlog

At December 31, 2011, our backlog was $10.5 million compared to $11.3 million at December 31, 2010. Because a substantial portion of our orders are placed by our retailers in January through April for delivery in July through October, our backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on our backlog and, therefore, our backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by retailers prior to shipment without penalty.

Patents, Trademarks and Trade Names

We own numerous design and utility patents for footwear, footwear components (such as insoles and outsoles) and outdoor apparel in the U.S. and in foreign countries including Canada, Mexico, China and Taiwan. We own U.S. and certain foreign registrations for the trademarks used in our business, including our marks Rocky, Georgia Boot, Durango and Lehigh. In addition, we license trademarks, including Gore-Tex, Mossy Oak and Michelin, in order to market our products.

Our license with W. L. Gore & Associates, Inc. permits us to use the Gore-Tex and related marks on products and styles that have been approved in advance by Gore. The license agreement may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year.

Our license with Mossy Oak permits us to use certain marks and patterns owned by Mossy Oak on our products. The initial term of the license agreement was for two years ending in May 2011, and the term automatically renews for one-year periods. The license agreement may be terminated by either party upon ninety days written notice to the other party.

Our license with Gear Six Technologies LLC permits us to use the Michelin and related marks on our products. The license agreement with Gear Six will terminate on December 31, 2012. We do not intend to renew this agreement.

In the U.S., our patents are generally in effect for up to 20 years from the date of the filing of the patent application. Our trademarks are generally valid as long as they are in use and their registrations are properly maintained and have not been found to become generic. Trademarks registered outside of the U.S. generally have a duration of 10 years depending on the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application.

While we have an active program to protect our intellectual property by filing for patents and trademarks, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our trademarks or our use of trademarks owned by others.

Competition

We operate in a very competitive environment. Product function, design, comfort, quality, technological and material improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products and our long-term relationships with a broad range of retailers allows us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.

The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are more dependent on our ability to anticipate and respond to changing product, material and design innovations as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.

Employees

At December 31, 2011, we had approximately 2,225employees of which approximately 2,118 are full time employees. Approximately 1,781 of our employees work in our manufacturing facilities in the Dominican Republic and Puerto Rico. None of our employees are represented by a union. We believe our relations with our employees are good.

Available Information

We make available free of charge on our corporate website, *www.rockybrands.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS.

Business Risks

Our implementation of a new Enterprise Resource Planning ("ERP") system has the potential for business interruption and associated adverse impact on operating results as well as internal controls.

During 2011, we began a project to implement a new ERP system to replace our current system. Extensive planning has been underway to support the effective implementation of the new ERP system, which is expected to be completed in the third quarter of 2012; however, such implementation carries certain risks, including potential for business interruption with the associated adverse impact on operating income. In addition, internal controls that are modified or redesigned to support the new ERP system implemented may result in deficiencies in the future that could constitute significant deficiencies, or in the aggregate, a material weakness in internal control over financial reporting.

Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

A majority of our products are produced outside the U.S. where we are subject to the risks of international commerce.

A majority of our products are produced in the Dominican Republic and China. Therefore, our business is subject to the following risks of doing business offshore:

- the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions;
- foreign governmental regulation and taxation;
- fluctuations in foreign exchange rates;
- changes in economic conditions;
- transportation conditions and costs in the Pacific and Caribbean;
- changes in the political stability of these countries; and
- changes in relationships between the United States and these countries.

If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us. The occurrence of any of these developments would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our ability to anticipate consumer trends.

Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Loss of services of our key personnel could adversely affect our business.

The development of our business has been, and will continue to be, highly dependent upon David Sharp, President and Chief Executive Officer, and James E. McDonald, Executive Vice President, Chief Financial Officer and Treasurer. Messrs. Sharp and McDonald each have an at-will employment agreement with us. Each employment agreement provides that in the event of termination of employment, without cause, the terminated executive will receive a severance benefit. In the event of termination for any reason, the terminated executive may not compete with us for a period of one year. Except for Mike Brooks, Chairman of the Board, none of our other executive officers and key employees has an employment agreement with our company. The loss of the services of any of these officers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We purchase raw materials from a number of domestic and foreign sources. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of Gore-Tex waterproof breathable fabric, and any termination of this licensing agreement could impact our sales of waterproof products.

We are currently one of the largest customers of Gore-Tex waterproof breathable fabric for use in footwear. Our licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year. Although other waterproofing techniques and materials are available, we place a high value on our Gore-Tex waterproof breathable fabric license because Gore-Tex has high brand name recognition with our customers. The loss of our license to use

Gore-Tex waterproof breathable fabric could have a material adverse effect on our competitive position, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our outdoor products are seasonal.

We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all of our inventory without significant markdowns.

Our outdoor products are sensitive to weather conditions.

Historically, our outdoor products have been used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period.

Our business could suffer if our third-party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We require our third-party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third-party manufacturers or their respective labor practices. If one of our third-party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our revolving credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our revolving credit facility. Moreover, the actual availability of funds under our revolving credit facility is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.

We must comply with the restrictive covenants contained in our revolving credit facility.

Our credit facility requires us to comply with certain financial restrictive covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, make investments of other restricted payments, sell or otherwise dispose of assets and engage in other activities. Any failure by us to comply with the restrictive covenants could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding there under to be due and payable, which could have a material adverse effect on our financial condition. This restrictive covenant is only in effect upon a triggering event taking place (as defined in the credit facility agreement). At December 31, 2011, there was no triggering event and the covenant was not in effect.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market. Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition, results of operations and cash flows.

We currently manufacture a portion of our products and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.

We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third-party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on distribution centers in Logan, Ohioand Waterloo, Ontario, Canada, and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers.

We rely on distribution centers located in Logan, Ohio and Waterloo, Ontario, Canada. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, flood, terrorist attack or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately supply our retailers and harm our operating results.

We are subject to certain environmental and other regulations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business, financial condition, results of operations and cash flows.

If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.

We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own U.S. registrations for a number of our trademarks, trade names and designs, including such marks as Rocky, Georgia Boot, Durango and Lehigh. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.

Our success depends on our ability to forecast sales.

Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of our principal challenges is to improve our ability to predict these factors, in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Industry

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

- general business conditions;
- interest rates;
- the availability of consumer credit;
- weather;
- increases in prices of nondiscretionary goods;
- taxation; and
- consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.

The continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers may result in decreased margins.

A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We own, subject to a mortgage, our 25,000 square foot executive offices that are located in Nelsonville, Ohio, which are utilized by all segments. We also own, subject to a mortgage, our 192,000 square foot finished goods distribution facility in Logan, Ohio, which is utilized by our wholesale and retail segments. We also own, subject to a mortgage, our 41,000 square foot outlet store and a 5,500 square foot executive office building located in Nelsonville, Ohio, a portion of which is utilized by our retail segment. In Waterloo, Ontario, we lease a 30,300 square foot distribution facility under a lease expiring in 2012 which is utilized by our wholesale segment.We lease two manufacturing facilities in Puerto Rico consisting of 44,978 square feet and 39,581 square feet which are utilized by the wholesale and military segments. These leases expire in 2019. In the Dominican Republic, we lease five stand-alone manufacturing facilities as follows:

Square Footage	Lease Expiration
81,872	2014
24,053	2013
39,815	2014
28,929	2015
13,918	2016

ITEM 3. LEGAL PROCEEDINGS.

We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2010	$ 9.97	$ 7.16
June 30, 2010	$10.66	$ 6.15
September 30, 2010	$ 8.45	$ 5.68
December 31, 2010	$10.44	$ 7.25
March 31, 2011	$16.47	$10.07
June 30, 2011	$16.30	$10.78
September 30, 2011	$13.46	$ 9.56
December 31, 2011	$12.00	$ 8.75

On February 24, 2012, the last reported sales price of our common stock on the NASDAQ National Market was $11.86 per share. As of February 24, 2012, there were 86 shareholders of record of our common stock.

We presently intend to retain our earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon our earnings and financial condition, our need for funds and other factors. Presently, our credit facility restricts the payment of dividends on our common stock. No cash dividends were paid during 2011, 2010 or 2009.

PERFORMANCE GRAPH

The following performance graph compares our performance of the Company with the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index, which is a published industry index. The comparison of the cumulative total return to shareholders for each of the periods assumes that $100 was invested on December 31, 2006, in our common stock, and in the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Rocky Brands, Inc., the NASDAQ Composite Index, and the S&P Footwear Index


$250
$200
$150
$100
$50
$0
12/06
12/07
12/08
12/09
12/10
12/11
Rocky Brands, Inc.
NASDAQ Composite
S&P Footwear

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

ROCKY BRANDS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share data)

	Five Year Financial Summary				
	12/31/11	12/31/10	12/31/09	12/31/08	12/31/07
Income Statement Data					
Net sales	$ 239,599	$ 252,792	$ 229,486	$ 259,538	$ 275,267
Gross margin (% of sales)	36.7%	35.4%	36.8%	39.4%	39.2%
Net income (loss)	$ 8,307	$ 7,684	$ 1,175	$ 1,167	$ (23,105)
Per Share					
Net (loss) income					
Basic	$ 1.11	$ 1.14	$ 0.21	$ 0.21	$ (4.22)
Diluted	$ 1.11	$ 1.14	$ 0.21	$ 0.21	$ (4.22)
Weighted average number of common shares outstanding					
Basic	7,487	6,748	5,551	5,509	5,476
Diluted	7,487	6,764	5,551	5,513	5,476
Balance Sheet Data					
Inventories	$ 65,019	$ 58,853	$ 55,420	$ 70,302	$ 75,404
Total assets	$ 174,066	$ 168,579	$ 163,390	$ 196,862	$ 216,724
Working capital	$ 108,575	$ 98,156	$ 94,324	$ 124,586	$ 135,318
Long-term debt, less current maturities	$ 35,000	$ 34,608	$ 55,080	$ 87,259	$ 103,220
Stockholders' equity	$ 116,660	$ 105,004	$ 82,478	$ 80,950	$ 81,725

The 2011 financial data reflects charges for $3.7 million, net of tax benefits, for the termination of our defined benefit pension plan. The 2009 financial data reflects restructuring charges of $0.5 million, net of tax benefits. The 2008 and 2007 financial data reflects non-cash intangible impairment charges of $3.0 million and $23.5 million, net of tax benefits, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2011, and our capital resources and liquidity as of December 31, 2011 and 2010. Use of the terms "Rocky," the "Company," "we," "us" and "our" in this discussion refer to Rocky Brands, Inc. and its subsidiaries. Our fiscal year begins on January 1 and ends on December 31. We analyze the results of our operations for the last three years, including the trends in the overall business followed by a discussion of our cash flows and liquidity, our credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto, all included elsewhere herein. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private

Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of the Company.

EXECUTIVE OVERVIEW

We are a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky, Georgia Boot, Durango, Lehigh, and the licensed brands Mossy Oak and Michelin.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten-thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile stores and our websites. We also sell footwear under the Rocky label to the U.S. military.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

During 2011, we began a project to implement a new Enterprise Resources Planning (ERP) system to replace our current system. As part of this implementation, we have invested over $2 million into the project and expect the implementation of the system to be completed in the third quarter of 2012. If we fail to properly execute and complete the implementation of this system, we could be adversely impacted both financially and operationally.

FINANCIAL SUMMARY

- Net sales of thewholesalesegment increased $4.3 million in 2011over prior year primarily as a result of increased sales in our commercial military footwear category, which was partially offset by the discontinuation of the Dickies license business at the end of 2010.

- Net sales of the retail segment decreased $2.7 million in 2011 from the prior year primarily as a result of our ongoing transition to more internet driven transactions and the continued removal of our Lehigh mobile stores from operations and closing additional mini-stores. These changes resulted in reductions in both net sales and SG&A expenses.

- Net sales of the military segment decreased $14.8 million in 2011from the prior year.From time to time, we bid on military contracts when they become available. Our sales under such contracts are dependent on us winning the bids for these contracts.

- Gross margin of the wholesale segment increased $1.5 million in 2011 over the prior year as a result of higher sales.

- Gross margin of the retail segment decreased $1.1 million in 2011from the prior year as a result of lower overall sales and an inventory adjustment in our Nelsonville, Ohio retail store.

- Gross margin of the military segmentdecreased $1.8 million in 2011over the prior year due primarily to lower sales in 2011.

- Selling, general and administrative expenses decreased $2.4 million in 2011 from prior year primarily as result oflower compensation expense, professional fees and operating costs of our Lehigh division.

- In 2011, we fully funded and terminated our defined benefit pension plan. As a result, we recorded a pretax pension termination charge of $5.3 million as a component of total operating expense and an income tax benefit of $1.6 million as a reduction to income tax expense.

- Net interest expense decreased $5.5 million in 2011 fromthe prior year due to the repayment of higher rate debt in 2010.

- Net income increased $0.6 million in 2011over prior year results due primarily to expense reductions and lower net interest expense, which was mostly offset by the pension termination charge.

- Total debt at December 31, 2011 was $35.0 million or $0.1 million lower than the prior year. Total debt minus cash and cash equivalents was $31.3 million or 20.7% of total capitalization at December 31, 2011 compared to $30.7 million or 21.9% of total capitalization at year-end 2010.

- Our cash provided by operating activities decreased $7.5 million in 2011from the prior year, primarily the result of the $4.9 million of cash used to fund and terminate the pension plan and a higher balance of inventories.

Net sales. Net sales and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Net sales are recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Cost of goods sold. Our cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third-party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.

SG&A expenses. Our SG&A expenses consist primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, depreciation, amortization, professional fees, facility expenses, bank charges, and warehouse and outbound freight expenses.

Percentage of Net Sales

The following table sets forth consolidated statements of operations data as percentages of total net sales:

	Years Ended December 31,		
	2011	**2010**	**2009**
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	63.3%	64.6%	63.2%
Gross margin	36.7%	35.4%	36.8%
SG&A expense	29.2%	28.6%	32.7%
Restructuring charges	0.0%	0.0%	0.3%
Pension termination charges	2.2%	0.0%	0.0%
Income from operations	5.3%	6.8%	3.8%

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales. Net sales decreased 5.2% to $239.6 million for 2011 compared to $252.8 million the prior year. Wholesale sales increased $4.3million to $192.6 million for 2011 compared to $188.3 million for 2010. The increase in wholesale sales was the result of a $11.2 million or 129.6% increase in our commercial military footwear category, a $1.3 million or 11.3% increase in apparel and accessories, a $1.0 million or 3.3% increase in our western footwear category, a $0.5 million or 2.1% increase in our outdoor footwear category and a $0.5 million or 3.9% increase in our duty footwear category,which were partially offset by a $7.4 million decline of our Dickies licensed business and a $2.8 million decrease in other footwear.Our licensing agreement with Dickies expired on December 31, 2010. Retail sales were $44.8 million in 2011 compared to $47.5 million for 2010. The $2.7 million decrease inretail sales resulted from our ongoing transition to more internet driven transactions and the decision to remove a portion of our Lehigh mobile stores from operations to help lower operating expenses and improve operating margins. Military segment sales, which occur from time to time, were $2.2 million for 2011 compared to $17.0 million in 2010. From time to time, we bid on military contracts when they become available. Our sales under such contracts are dependent on us winning the bids for these contracts.Average list prices for our footwear, apparel and accessories were higher in 2011 than 2010 as we increased our list prices to offset higher manufacturing and sourcing costs.

Gross margin. Gross margin decreased to $87.9 millionor 36.7% of net sales for 2011 compared to $89.4 million or 35.4% of net sales for the prior year. Wholesale gross margin for 2011was $66.9 million, or 34.8% of net sales, compared to $65.5 million, or 34.8% of net sales in 2010. Retail gross margin for 2011was $20.7 million, or 46.2% of net sales, compared to $21.8 million, or 45.9% of net sales, in 2010. The 30 basis point increase was the result of higher average selling prices and increased sales from our consumer web business, which carries a higher margin, partially offset by a $0.8 million inventory adjustment in the fourth quarter resulting from our annual physical inventory. The adjustment was related to our retail store in Nelsonville, Ohio. We have implemented additional procedures to ensure the accuracy of the inventory going forward. Military gross margin in 2011was $0.3 million, or 13.4% of net sales, compared to $2.1 million, or 12.4% of net sales in 2010.

SG&A expenses. SG&A expenses were $69.9 million, or 29.2% of net sales in 2011 compared to $72.3million, or 28.6% of net sales for 2010. The net change primarily resulted from decreases incompensation and benefits expenses of $1.2 million, Lehigh mobile and store expenses of $0.8 million, legal and professional fees of $0.6 million, incentive accruals of $0.6 million andbad debt expenses of $0.3 million, partially offset by increases in advertising expenses of $0.8 million and freight expenses of $0.4 million.

*Pension termination charge.*In the fourth quarter of 2011, we made a decision to fully fund and terminate our defined benefit pension plan. During the fourth quarter, we contributed $4.9 million into the plan and incurred related expenses and other adjustments of $0.4 million. As a result of these actions, we recorded pension termination charges totaling $5.3 million and an income tax benefit of $1.6 million.

Interest expense. Interest expense was $1.0million in 2011, compared to $6.5 million for the prior year. The decrease of $5.5 million resulted primarily from the repayment of a $40.0 million term note carrying interest at a rate of 11.5% and the increased write-off of fees in 2010. This repayment was made with $14 million of proceeds from our May 2010 equity offering as well as $26 million of borrowings from our new line of credit which generally carries an interest rate of LIBOR plus 150 basis points. Our previous credit facility carried an interest rate of LIBOR plus 300 basis points. The interest expense for 2010 included the write off of fees of $2.1 million associated with the early repayment of a portion of the company's term and revolving loans.The interest expense for 2011 included $0.1 million of prepayment penalties and other fees from early repayment of our mortgage loans in April 2011.

Income taxes. Income tax expense was $3.7 million in 2011, compared to an income tax expense of $3.6 million for the same period a year ago. The increase in income tax expense for 2011 was due to the $0.8 million increase in pretax income, mostly offset by a decrease in the effective tax rate. The effective tax rate for 2011 was 31.0% compared to 31.7% for 2010. The decrease in our effective tax rate for 2011 was due principally to increasing our permanent capital investment in 2011 in our operations in the Dominican Republic, which reduced the amount of dividends that we need to provide for U.S income taxes.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales. Net sales increased 10.2% to $252.8 million for 2010 compared to $229.5 million the prior year. Wholesale sales increased $14.0 million to $188.3 million for 2010 compared to $174.3 million for 2009. The increase in wholesale sales was the result of a $12.3 million or 15.6% increase in our work footwear category, a $2.3 million or 11.7% increase in our duty footwear category, and a $1.2 million or 4.0% increase in our western footwear category, which was partially offset by a $0.7 million or 5.6% decrease in our apparel category, a $0.6 million or 2.4% decrease in our outdoor footwear category and a $0.5 million decrease in other. Retail sales were $47.5 million in 2010 compared to $50.0 million for 2009. The $2.5 million decrease in retail sales resulted from our ongoing transition to more internet driven transactions and the decision to remove a portion of our Lehigh mobile stores from operations to help lower operating expenses. Military segment sales, which occur from time to time, were $17.0 million for 2010 compared to $5.2 million in 2009. Shipments in 2010 were primarily under the $29.0 million contract issued in July 2009. Shipments in 2009 were under the $6.4 million contract issued in July 2007 and the July 2009 contract. Average list prices for our footwear, apparel and accessories were similar in 2010 compared to 2009.

Gross margin. Gross margin increased to $89.4 millionor 35.4% of net sales for 2010 compared to $84.6 million or 36.8% of net sales for the prior year. Wholesale gross margin for 2010 was $65.5 million, or 34.8% of net sales, compared to $60.6 million, or 34.8% of net sales in 2009. Retail gross margin for 2010 was $21.8 million, or 45.9% of net sales, compared to $23.4 million, or 46.9% of net sales, in 2009. The 100 basis point decrease reflected reduced sales via our mobile stores, which carry the highest gross margin in our retail business. Military gross margin in 2010 was $2.1 million, or 12.4% of net sales, compared to $0.6 million, or 10.7% of net sales in 2009. The shipments in 2010 under the $29.0 million contract had a higher gross margin than shipments under previous contracts.

SG&A expenses. SG&A expenses were $72.3 million, or 28.6% of net sales in 2010 compared to $75.1 million, or 32.7% of net sales for 2009. The net change primarily resulted from decreases in compensation and benefits expenses of $2.5 million, bad debt expenses of $1.0 million, Lehigh store expenses of $1.0 million and a $0.5 million decrease in the amortization of finite-lived intangible assets, partially offset by increases in incentive accruals of $2.3 million. The reductions in compensation, benefits and store expenses were partially a result of the restructuring initiatives that were implemented in the fourth quarter of 2009.

Interest expense. Interest expense was $6.5 million in 2010, compared to $7.5 million for the prior year. The decrease of $1.0 million resulted from a reduction in average borrowings compared to the same period last year and the repayment of higher rate debt during 2010, partially offset by the write off of fees of $2.1 million associated with the early repayment of a portion of the company's term and revolving loans.

Income taxes. Income tax expense was $3.6 million in 2010, compared to an income tax expense of $0.7 million for the same period a year ago. The increase in income tax expense for 2010 was due to the $9.4 million increase in pretax income, partially offset by a decrease in the effective tax rate. The effective tax rate for 2010 was 31.7% compared to 36.5% for 2009. The decrease in our effective tax rate for 2010 was due principally to making a permanent capital investment in our operations in the Dominican Republic, which reduced the amount of dividends that we need to provide for U.S income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity have been our income from operations and borrowings under our credit facility and other indebtedness.

Over the last several years our principal uses of cash have been for working capital and capital expenditures to support our growth. Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued expenses. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and business expansion and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. We typically utilize our revolving credit facility to fund our seasonal working capital requirements. As a result, balances on our revolving credit facility will fluctuate significantly throughout the year. Our working capital increased to $108.6 million at December 31, 2011, compared to $98.2 million at the end of the prior year.

Our capital expenditures relate primarily to projects relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. Capital expenditures were $7.6 million for 2011 and $4.7 million in 2010. Capital expenditures for 2012 are anticipated to be approximately $6.3 million.

In May 2010, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") to advance $15 million to the Company under the existing revolving portion of its credit facility to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P. After the prepayment, principal under the term loans totaled $11 million in the aggregate.

Also in May 2010, we completed a public offering of 1.8 million shares of common stock at a price of $8.40 per share. We received net proceeds from the offering of $14.1 million after deducting $0.9 million in underwriting discounts and $0.1 million in expenses. The proceeds were used to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P.

In October 2010, we entered into a new financing agreement with PNC Bank ("PNC") to provide a $70 million credit facility that replaced the existing revolving credit facility with GMAC. In addition, the new financing agreement with PNC was used to repay the remaining balance of approximately $11 million under the term loans. The term of the new credit facility is five years and the current interest rate is generally LIBOR plus 1.50%.

In April 2011, we repaid the remaining balance of approximately $1.8 million on our mortgage loans by borrowing under a sub-facility on the PNC credit facility. The sub-facility is secured by real estate owned by us. In connection with this transaction, we incurred approximately $0.1 million of prepayment and other fees that were reported as additional interest expense in the second quarter of 2011. The mortgage loans were incurring interest at 8.28% and were replaced with borrowings under the credit facility for a current interest rate of LIBOR plus 1.50%.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2011, we had $35.0 million in borrowings under this facility and total capacity of $68.2 million.

Our credit facility contains a restrictive covenant which requires us to maintain a fixed charge coverage ratio. This restrictive covenant is only in effect upon a triggering event taking place (as defined in the credit facility agreement). At December 31, 2011, there was no triggering event and the covenant was not in effect. Our credit facility places a restriction on the amount of dividends that may be paid. At December 31, 2011, we had no retained earnings available for the payment of dividends.

We believe that our credit facility coupled with cash generated from operations will provide sufficient liquidity to fund our operations for at least the next twelve months. Our continued liquidity, however, is contingent upon future operating performance, cash flows and our ability to meet financial covenants under our credit facility.

Based on our expected borrowings for 2011, a hypothetical 100 basis point increase in short term interest rates would result, over the subsequent twelve-month period, in a reduction of approximately $0.4 million in income before income taxes and cash flows. The estimated reductions are based upon the current level of variable debt and assume no changes in the composition of that debt.

Cash Flows

Cash Flow Summary ($ in millions)	2011	2010	2009
Cash provided by (used in):			
Operating activities	$ 6.5	$ 14.0	$ 35.9
Investing activities	(7.5)	(4.7)	(4.9)
Financing activities	0.3	(6.7)	(33.5)
Net change in cash and cash equivalents	$ (0.7)	$ 2.6	$ (2.5)

Operating Activities. Net cash provided by operating activities totaled $6.5 million for 2011, compared to $14.0 million for 2010, and $35.9 million for 2009. The principal sources of net cash in 2011 included higher net income and decreases in accounts receivable, which were partially offset by the $4.9 million in pension contributions to fund and terminate the defined benefit pension plan, higher balances of inventory and reduced accounts payable. The principal sources of net cash in 2010 included higher net income and increases in accounts payable and other accrued liabilities, partially offset by slightly higher balances of inventory and accounts receivable.The principal sources of net cash in 2009 included decreases of $14.2 million in accounts receivable and $14.9 million in inventory offset by decreases of $3.1 million in accounts payable. The net cash provided for 2009 was positively impacted by unusually higher inventory levels at the end of 2008 that decreased to normal levels by the end of 2009.

Investing Activities. Net cash used in investing activities was $7.5 million in 2011 compared to $4.7 million in 2010 and $4.9 million in 2009. The principal use of cash in 2011, 2010 and 2009 was for the purchase of molds and equipment associated with our manufacturing operations and for information technology software and system upgrades.

Financing Activities. Cash provided by financing activities during 2011 was $0.3 million compared to cash used by financing activities of $6.7 million in 2010 and $33.5 million in 2009. Proceeds and repayments of the revolving credit facility reflect daily cash disbursement and deposit activity. Ourfinancing activities during 2011 included net borrowings under the revolving line of credit facility of $1.9 million andrepayments on long term debt of $2.0 million. During 2011, we repaid our long-term real estate obligations with borrowings under the revolving line of credit.Our financing activities during 2010 included $14.1 million of proceeds from the aforementioned issuance of common stock, net borrowings under the revolving line of credit facility of $20.0 million, repayments on long term debt of $40.5 million and debt financing costs of $0.6 million.Our financing activities during 2009 included repayments on long term debt of $0.5 million and debt financing costs of $1.5 million.

Borrowings and External Sources of Funds

Our borrowings and external sources of funds were as follows at December 31, 2011 and 2010:

($ in millions)	December 31 2011	December 31 2010
Revolving credit facility	$ 35.0	$ 33.1
Real estate obligations	-	1.9
Other	-	0.1
Total debt	35.0	35.1
Less current maturities	-	0.5
Net long-term debt	$ 35.0	$ 34.6

We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. In October 2010, we entered into a financing agreement with PNC bank to provide a $70 million credit facility that replaced the existing revolving credit facility with GMAC. The term of the credit facility is five years and the interest rate is currently LIBOR plus 1.50%.

Our real estate obligations were $1.9 million at December 31, 2010. These obligations were repaid in 2011 by borrowing under a sub-facility on the PNC revolving credit agreement.

We lease certain machinery, trucks, shoe centers, and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $1.0 million, $0.6 million, $0.5 million and $0.0 million for years 2012 through 2015, respectively, or approximately $2.1 million in total.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2011 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Contractual Obligations at December 31, 2011:

	Payments due by Year $ millions				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Long-term debt	$ 35.0	$ -	$ -	$ 35.0	$ -
Minimum operating lease commitments	2.0	1.0	1.0	-	-
Minimum royalty commitments	0.8	0.7	0.1	-	-
Expected cash requirements for interest (1)	4.3	1.1	2.3	0.9	-
Total contractual obligations	$ 42.1	$ 2.8	$ 3.4	$ 35.9	$ -

(1) Assumes a 3.25% interest rate, which is the highest rate possible as of December 31, 2011 on the $70 million revolving credit facility.

From time to time, we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2011, no such losses existed.

Our ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, we do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Inflation

Our financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and cost reductions. We were able to mitigate the effects of inflation during 2011, 2010 and 2009 due to these factors. It is anticipated that inflationary pressures during 2012 will be offset through price increases that were implemented in the later part of 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our management regularly reviews our accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, intangibles, pension benefits and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our management believes the following critical accounting policies are most important to the portrayal of our financial condition and results of operations and require more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized when goods are shipped and title passes to the customer, while license fees are recognized when earned. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances

Management maintains allowances for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances.

Sales returns and allowances

We record a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from our estimates. If we determine that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made. Sales returns and allowances for sales returns were approximately 3.3% of sales for 2011 and 2010.

Inventories

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of our inventories are considered saleable and we have been able to liquidate slow moving or obsolete inventories at amounts above cost through our factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of our inventory reserves and makes adjustments to them as required.

Intangible assets

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. We perform such testing of goodwill and indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying amount.

In assessing whether indefinite-lived intangible assets are impaired, we must make certain estimates and assumptions regarding future cash flows, long-term growth rates of our business, operating margins, weighted average cost of capital and other factors such as; discount rates, royalty rates, cost of capital, and market multiples to determine the fair value of our assets. These estimates and assumptions require management's judgment, and changes to these estimates and assumptions could materially affect the determination of fair value and/or impairment for each of our other indefinite-lived intangible assets. Future events could cause us to conclude that indications of intangible asset impairment exist. Impairment may result from, among other things, deterioration in the performance of our business, adverse market conditions, adverse changes in applicable laws and regulations, competition, or the sale or disposition of a reporting segment. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Pension benefits

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. See Note 10, "Retirement Plans," to the consolidated financial statements for information on our plan and the assumptions used.

Pension expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of December each year. The funded status of our plan and reconciliation of accrued pension cost is determined annually as of December 31. Actual results would be different using other assumptions. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. In the fourth quarter of 2011, we fully funded and terminated the pension plan.

Income taxes

Management has recorded a valuation allowance to reduce its deferred tax assets for a portion of state and local income tax net operating losses that it believes may not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. At December 31, 2011, approximately $14.7 million of undistributed earnings remains that would become taxable upon repatriation to the United States.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU), *Revenue Recognition – Multiple Deliverable Revenue Arrangements.* This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate the consideration to each unit of accounting. This update eliminates the use of the residual value method for determining allocation of arrangement consideration and allows the use of an entity's best estimate to determine the selling price if vendor specific objective evidence and third-party evidence cannot be determined. This update also requires additional disclosure to provide both qualitative and quantitative information regarding the significant judgments made in applying this update. In addition, for each reporting period in the initial year of adoption, this update requires disclosure of the amount of revenue recognized subject to the measurement requirements of this update and the amount of revenue that would have been recognized if the related transactions were subject to the measurement requirements prior to this update. This update is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The adoption of this standard did not have a material effect on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* This

ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this standard did not have a material effect on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.* This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combination that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this standard did not have a material effect on our consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* The FASB believes the guidance in this ASU will improve financial reporting by creating greater consistency in the way GAAP is applied for various types of debt restructurings. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (*a*) the restructuring constitutes a concession; and (*b*) the debtor is experiencing financial difficulties. The amendments to *FASB Accounting Standards Codification*™ (Codification) Topic 310, *Receivables*, clarify the guidance on a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The guidance was effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this standard did not have a material effect on our consolidated financial statements.

Accounting standards not yet adopted

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* Under the amendments to Topic 220, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles – Goodwill and Other – (Topic 350) Testing Goodwill for Impairment.* The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In September 2011, the FASB issued ASU No. 2011-9, *Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80) Disclosures about an Employer's Participation in a Multiemployer Plan.* The amendments in this update require additional disclosures about an employer's participation in a multiemployer plan. For public entities, the amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* The amendments in this update supersede certain pending paragraphs in Accounting Standards Update No. 2011-05,*Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the FASB time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities.. We are currently assessing the potential impact of the adoption of this amendment on our consolidated financial statements and related disclosures.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief, expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as "believe," "anticipate," "expect," "will," "may," "should," "intend," "plan," "estimate," "predict," "potential," "continue," "likely" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Item 1A, Risk Factors" in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We assume no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our primary market risk results from fluctuations in interest rates. We are also exposed to changes in the price of commodities used in our manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities can generally be passed along to the customer. We do not hold any market risk sensitive instruments for trading purposes.

The following item is market rate sensitive for interest rates for the Company: long-term debt consisting of a credit facility (as described below) with a balance at December 31, 2011of $35.0 million.

In May 2010, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") to advance $15 million to the Company under the existing revolving portion of its credit facility to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P. After the prepayment, principal under the term loans totaled $11 million in the aggregate.

Also in May 2010, we completed a public offering of 1.8 million shares of common stock at a price of $8.40 per share. We received net proceeds from the offering of $14.1 million after deducting $0.9 million in underwriting discounts and $0.1 million in expenses. The proceeds were used to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P.

In October 2010, we entered into a new financing agreement with PNC Bank ("PNC") to provide a $70 million credit facility that replaced an existing revolving credit facility with GMAC. In addition, the new financing agreement with PNC was used to repay the remaining balance of approximately $11 million under the term loans. The term of the new credit facility is five years and the current interest rate is generally LIBOR plus 1.50%.

In April 2011, we repaid the remaining balance of approximately $1.8 million on our mortgage loans by borrowing under a sub-facility on the PNC credit facility. The sub-facility is secured by real estate owned by us. In connection with this transaction, we incurred approximately $0.1 million of prepayment and other fees that were reported as additional interest expense in the second quarter of 2011. The mortgage loans were incurring interest at 8.28% and were replaced with borrowings under the credit facility for a current interest rate of LIBOR plus 1.50%.

We do not have any interest rate management agreements as of December 31, 2011.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2011, 2010, and 2009, together with the report of the independent registered public accounting firm thereon appear on pages F-1 through F-29 hereof and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

As part of our evaluation of the effectiveness of internal controls over financial reporting described below, we made certain improvements to our internal controls. However, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. Schneider Downs & Co., Inc., our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal controls over financial reporting which is included on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rocky Brands, Inc.:

We have audited Rocky Brands, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and cash flows of the Company, and our report dated February 28, 2012 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
February 28, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," INFORMATION CONCERNING EXECUTIVE OFFICERS," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2012 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 9, 2012, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and all employees. The Code of Business Conduct and Ethics is posted on our website at www.rockyboots.com. The Code of Business Conduct and Ethics may be obtained free of charge by writing to Rocky Brands, Inc., Attn: Chief Financial Officer, 39 East Canal Street, Nelsonville, Ohio 45764.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is included under the captions "EXECUTIVE COMPENSATION" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.

The information required by this item is included under the caption "PRINCIPAL HOLDERS OF VOTING SECURITIES - OWNERSHIP OF COMMON STOCK BY MANAGEMENT," "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," and "EQUITY COMPENSATION PLAN INFORMATION," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item is included under the caption "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION COMPENSATION COMMITTEE" and INTERLOCKS AND INSIDER PARTICIPATION/RELATED PARTY TRANSACTIONS" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is included under the caption "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

(2) The following financial statement schedule for the years ended December 31, 2011, 2010, and 2009 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II -- Consolidated Valuation and Qualifying Accounts.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
3.2	Amendment to Company's Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.3	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement")).
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.3).

10.1	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.2	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.3	Indemnification Agreement, dated December 12, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.4	Information concerning Indemnification Agreements substantially similar to Exhibit 10. (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.5	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.6	Lease Contract dated December 16, 1999, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.7	Company's 2004 Stock Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, held on May 11, 2004, filed on April 6, 2004).
10.8	Renewal of Lease Contract, dated June 24, 2004, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.9	Second Amendment to Lease Agreement, dated as of July 26, 2004, between Rocky Shoes & Boots, Inc. and the William Brooks Real Estate Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.10	Form of Option Award Agreement under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.11	Form of Restricted Stock Award Agreement relating to the Retainer Shares issued under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.12	Amendment to the Rocky Brands, Inc. Agreement with J. Michael Brooks (dated April 16, 1985), dated December 22, 2008 (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-Kfor the fiscal year ended December 31, 2008).
10.13	First Amendment to the Rocky Brands, Inc. 2004 Stock Incentive Plan, dated December 30, 2008 (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
10.14	Employment Agreement, dated June 12, 2008, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 12, 2009, filed with the Securities and Exchange Commission on June 18, 2009).
10.15	Employment Agreement, dated June 12, 2008, between the Company and David Sharp (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 12, 2009, filed with the Securities and Exchange Commission on June 18, 2009).

10.16	Employment Agreement, dated June 12, 2008, between the Company and James E. McDonald (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 12, 2009, filed with the Securities and Exchange Commission on June 18, 2009).
10.17	Description of Material Terms of Rocky Brands, Inc.'s Bonus Plan for Fiscal Year Ending December 31, 2011 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
10.18	Revolving Credit, Guaranty, and Security Agreement, dated October 20, 2010, among Rocky Brands, Inc., Lehigh Outfitters, LLC, Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, Rocky Brands International, LLC, and Rocky Canada, Inc., as borrowers, and the financial institutions party thereto as lenders, and PNC Bank, National Association as agent for the lenders (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
10.19*	Description of Material Terms of Rocky Brands, Inc.'s Bonus Plan for Fiscal Year Ending December 31, 2012.
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
23*	Independent Registered Public Accounting Firm's Consent of Schneider Downs & Co., Inc.
24*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.
32**	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.
99*	Financial Statement Schedule.
101*	Attached as Exhibits 101 to this report are the following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2011 formatted in XBRL ("eXtensible Business Reporting Language"): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements tagged as blocks of text.

* Filed with this Annual Report on Form 10-K.
** Furnished with this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY BRANDS, INC.

Date: February 28, 2012

By: /s/ James E. McDonald
James E. McDonald, Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ David N. Sharp David N. Sharp	President and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2012
/s/ James E. McDonald James E. McDonald	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2012
/s/ Mike Brooks Mike Brooks	Chairman and Director	February 28, 2012
* CURTIS A. LOVELAND Curtis A. Loveland	Secretary and Director	February 28, 2012
* J. PATRICK CAMPBELL J. Patrick Campbell	Director	February 28, 2012
* GLENN E. CORLETT Glenn E. Corlett	Director	February 28, 2012
* MICHAEL L. FINN Michael L. Finn	Director	February 28, 2012
* G. COURTNEY HANING G. Courtney Haning	Director	February 28, 2012
* HARLEY E. ROUDA Harley E. Rouda	Director	February 28, 2012
* JAMES L. STEWART James L. Stewart	Director	February 28, 2012

* By: /s/ David N. Sharp
David N. Sharp, Attorney-in-Fact

ROCKY BRANDS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rocky Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2011, 2010 and 2009. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011, and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements, as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
February 28, 2012

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2011	2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,650,291	$ 4,362,531
Trade receivables – net	45,008,793	47,593,807
Other receivables	946,686	911,103
Inventories	65,019,048	58,852,556
Income tax receivable	1,164,664	-
Deferred income taxes	1,154,040	1,218,101
Prepaid expenses	2,561,941	1,793,852
Total current assets	119,505,463	114,731,950
FIXED ASSETS – net	23,557,102	22,129,282
IDENTIFIED INTANGIBLES	30,493,107	30,495,485
OTHER ASSETS	510,293	1,222,712
TOTAL ASSETS	$ 174,065,965	$ 168,579,429

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
CURRENT LIABILITIES:		
Accounts payable	$ 5,696,363	$ 9,024,851
Current maturities - long term debt	-	487,480
Accrued expenses:		
Salaries and wages	2,310,906	2,702,166
Taxes - other	609,992	590,217
Accrued freight	633,254	787,593
Commissions	709,201	669,389
Current portion of pension funding	-	680,000
Income taxes payable	-	422,229
Other	970,806	1,211,816
Total current liabilities	10,930,522	16,575,741
LONG TERM DEBT - less current maturities	35,000,000	34,608,338
DEFERRED LIABILITIES:		
Deferred income taxes	10,987,395	9,374,685
Pension liability	-	2,839,293
Other deferred liabilities	488,437	177,814
TOTAL LIABILITIES	57,406,354	63,575,871
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding	-	-
Common stock, no par value; 25,000,000 shares authorized; outstanding; 2011 - 7,489,995 and 2010 - 7,426,787; and additional paid-in capital	69,572,270	69,052,101
Accumulated other comprehensive loss	-	(2,828,989)
Retained earnings	47,087,341	38,780,446
Total shareholders' equity	116,659,611	105,003,558
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 174,065,965	$ 168,579,429

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2011	2010	2009
NET SALES	$ 239,599,096	$ 252,792,263	$ 229,485,575
COST OF GOODS SOLD	151,668,341	163,419,549	144,928,219
GROSS MARGIN	87,930,755	89,372,714	84,557,356
OPERATING EXPENSES			
Selling, general and administrative expenses	69,852,696	72,303,259	75,072,208
Restructuring charges	-	-	711,169
Pension termination charge	5,280,998	-	-
Total operating expenses	75,133,694	72,303,259	75,783,377
INCOME FROM OPERATIONS	12,797,061	17,069,455	8,773,979
OTHER INCOME AND (EXPENSES):			
Interest expense	(979,511)	(6,464,449)	(7,500,513)
Other - net	216,914	652,213	577,856
Total other - net	(762,597)	(5,812,236)	(6,922,657)
INCOME BEFORE INCOME TAXES	12,034,464	11,257,219	1,851,322
INCOME TAX EXPENSE	3,727,569	3,573,487	676,515
NET INCOME	$ 8,306,895	$ 7,683,732	$ 1,174,807
NET INCOME PER SHARE			
Basic	$1.11	$1.14	$0.21
Diluted	$1.11	$1.14	$0.21
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	7,486,655	6,747,847	5,551,382
Diluted	7,487,196	6,764,190	5,551,382

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares Outstanding	Amount			
BALANCE - December 31, 2008	5,516,898	$ 54,250,064	$ (3,222,215)	$ 29,921,907	$ 80,949,756
YEAR ENDED DECEMBER 31, 2009					
Net income				1,174,807	1,174,807
Change in pension liability, net of tax benefit of $2,876			5,071		5,071
Comprehensive income					1,179,878
Stock compensation expense	30,317	158,477			158,477
Stock issued and options exercised including related tax benefits	29,250	189,563			189,563
BALANCE - December 31, 2009	5,576,465	54,598,104	(3,217,144)	31,096,714	83,657,552
YEAR ENDED DECEMBER 31, 2010					
Net income				7,683,732	7,683,732
Change in pension liability, net of tax benefit of $221,439			388,155		388,155
Comprehensive income					8,071,887
Stock issuance, net of issuance costs	1,800,000	14,105,600			14,105,600
Stock compensation expense	16,072	129,900			129,900
Stock issued and options exercised including related tax benefits	34,250	218,497			218,497
BALANCE - December 31, 2010	7,426,787	$ 69,052,101	$ (2,828,989)	$ 38,780,446	$ 105,003,558
YEAR ENDED DECEMBER 31, 2011					
Net income				8,306,895	8,306,895
Termination of pension liability, net of tax benefits of $1,092,258			2,828,989		2,828,989
Comprehensive income					11,135,884
Stock compensation expense	12,208	122,500			122,500
Stock issued and options exercised including related tax benefits	51,000	397,669			397,669
BALANCE - December 31, 2011	7,489,995	$ 69,572,270	$ -	$ 47,087,341	$ 116,659,611

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,306,895	$ 7,683,732	$ 1,174,807
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,659,005	5,638,775	6,337,942
Deferred income taxes	584,512	339,200	322,111
Deferred compensation and pension	416,572	(147,655)	(178,169)
Loss on disposal of fixed assets	53,124	72,545	40,710
Stock compensation expense	122,500	129,900	158,477
Write-off of deferred financing costs due to repayment	-	1,503,007	-
Change in assets and liabilities:			
Receivables	2,549,431	(1,196,709)	14,219,527
Inventories	(6,166,492)	(3,432,089)	14,881,707
Income tax receivable	(1,164,664)	-	(75,481)
Other current assets	(768,089)	(484,714)	296,982
Other assets	712,419	744,409	1,075,734
Accounts payable	(2,922,410)	1,834,607	(3,127,202)
Accrued and other liabilities	(853,245)	1,370,193	789,855
Net cash provided by operating activities	6,529,558	14,055,201	35,917,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(7,559,846)	(4,743,453)	(4,918,816)
Proceeds from sales of fixed assets	62,295	28,560	41,424
Investment in trademarks and patents	(46,098)	(25,693)	(79,458)
Net cash used in investing activities	(7,543,649)	(4,740,586)	(4,956,850)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	76,376,444	231,819,597	214,198,296
Repayments of revolving credit facility	(74,474,277)	(211,803,555)	(245,865,589)
Repayments of long-term debt	(1,997,985)	(40,511,871)	(480,724)
Debt financing costs	-	(577,445)	(1,515,916)
Issuance of common stock, net of issuance costs	-	14,105,600	-
Proceeds from exercise of stock options	371,427	190,620	164,532
Tax benefit related to stock options	26,242	27,877	25,031
Net cash provided by (used in) financing activities	301,851	(6,749,177)	(33,474,370)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(712,240)	2,565,438	(2,514,220)
CASH AND CASH EQUIVALENTS:			
BEGINNING OF PERIOD	4,362,531	1,797,093	4,311,313
END OF PERIOD	$ 3,650,291	$ 4,362,531	$ 1,797,093

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Rocky Brands, Inc. ("Rocky") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star"), Rocky Canada, Inc. ("Rocky Canada"), Rocky Brands Wholesale, LLC, Rocky Brands International, LLC and Lehigh Outfitters, LLC, collectively referred to as the "Company." All inter-company transactions have been eliminated.

Business Activity - We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, and Lehigh. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile and retail stores (including a fleet of 39 trucks, supported by 3 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

We did not have any single customer account for more than 10% of consolidated net sales in 2011, 2010 or 2009.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are primarily held in five banks. Balances may exceed federally insured limits.

Trade Receivables - Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $556,000 and $868,000 at December 31, 2011 and 2010, respectively. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances. Our credit policy generally provides that trade receivables will be deemed uncollectible and written-off once we have pursued all reasonable efforts to collect on the account.

Concentration of Credit Risk - We have significant transactions with a large number of customers. No customer represented 10% of trade receivables - net as of December 31, 2011 and 2010. Our exposure to credit risk is impacted by the economic climate affecting the retail shoe industry. We manage this risk by performing ongoing credit evaluations of our customers and maintain reserves for potential uncollectible accounts.

Supplier and Labor Concentrations - We purchase raw materials from a number of domestic and foreign sources. We currently buy the majority of our waterproof fabric, a component used in a significant portion of our shoes and boots, from one supplier (W.L. Gore & Associates, Inc.). We have had a relationship with this supplier for over 20 years and have no reason to believe that such relationship will not continue.

We produce a portion of our shoes and boots in our Dominican Republic operation and in our Puerto Rico operation. We are not aware of any governmental or economic restrictions that would alter these current operations.

We source a significant portion of our footwear, apparel and gloves from manufacturers in the Far East, primarily China. We are not aware of any governmental or economic restrictions that would alter our current sourcing operations.

Inventories - Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on our periodic estimates of NRV.

Fixed Assets - The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	3-8
Lasts, dies, and patterns	3

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Identified intangible assets - Identified intangible assets consist of indefinite lived trademarks and definite lived trademarks, patents and customer lists. Indefinite lived intangible assets are not amortized.

If events or circumstances change, a determination is made by management, in accordance with the accounting standard for "Property, Plant and Equipment" to ascertain whether property, equipment and certain finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, we will recognize an impairment loss in an amount necessary to write down the assets to fair value as determined from expected future discounted cash flows.

In accordance with the accounting standard for "Intangibles – Goodwill and Other", we test intangible assets with indefinite lives for impairment annually or when conditions indicate impairment may have occurred. We perform such testing of our indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Advertising- We expense advertising costs as incurred. Advertising expense was approximately $5,864,000, $5,069,000, and $5,247,000 for 2011, 2010 and 2009, respectively.

Revenue Recognition -Revenue and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Shipping Costs - In accordance with the accounting standard for "Revenue Recognition," all shipping costs billed to customers have been included in net sales. Shipping costs associated with those billed to customers and included in selling, general and administrative costs totaled approximately $6,464,000, $6,112,000 and $5,547,000 in 2011, 2010 and 2009, respectively. Our gross profit may not be comparable to other entities whose shipping and handling is a component of cost of sales.

Per Share Information - Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2011	**2010**	**2009**
Basic - weighted average shares outstanding	7,486,655	6,747,847	5,551,382
Dilutive securities - stock options	541	16,343	-
Diluted - weighted average shares outstanding	7,487,196	6,764,190	5,551,382
Anti-Dilutive securities - stock options	140,027	206,538	387,031

Comprehensive Income (Loss) - Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) is composed of two subsets – net income (loss) and other comprehensive income (loss).

Fair Value Measurements – The fair value accounting standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard clarifies how to measure fair value as permitted under other accounting pronouncements.

The fair value accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. This standard also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Reclassifications – Certain amounts in the accompanying financial statements and footnotes thereto have been reclassified to conform to the current period's presentation.

Recently Adopted Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU), *Revenue Recognition – Multiple Deliverable Revenue Arrangements.* This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate the consideration to each unit of accounting. This update eliminates the use of the residual value method for determining allocation of arrangement consideration and allows the use of an entity's best estimate to determine the selling price if vendor specific objective evidence and third-party evidence cannot be determined. This update also requires additional disclosure to provide both qualitative and quantitative information regarding the significant judgments made in applying this update. In addition, for each reporting period in the initial year of adoption, this update requires disclosure of the amount of revenue recognized subject to the measurement requirements of this update and the amount of revenue that would have been recognized if the related transactions were subject to the measurement requirements prior to this update. This update is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The adoption of this standard did not have a material effect on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* This ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this standard did not have a material effect on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.* This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combination that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this standard did not have a material effect on our consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* The FASB believes the guidance in this ASU will improve financial reporting by creating greater consistency in the way GAAP is applied for various types of debt restructurings. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (*a*) the restructuring constitutes a concession; and (*b*) the debtor is experiencing financial difficulties. The amendments to *FASB Accounting Standards Codification*™ (Codification) Topic 310, *Receivables*, clarify the guidance on a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The guidance was effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this standard did not have a material effect on our consolidated financial statements.

Accounting standards not yet adopted

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASUrepresents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments in this ASUare to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning afterDecember 15, 2011.Early application by public entities is not permitted. We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.*Under the amendments to Topic 220, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.The amendments in this update should be applied retrospectively. For publicentities, the amendments are effective for fiscal years, and interim periods withinthose years, beginning after December 15, 2011.Early adoption is permitted, because compliance with the amendments is alreadypermitted. The amendments do not require any transition disclosures. We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles – Goodwill and Other – (Topic 350)Testing Goodwill for Impairment.* The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment.The amendments are effective for annual and interim goodwill impairment testsperformed for fiscal years beginning after December 15, 2011. Early adoption ispermitted, including for annual and interim goodwill impairment tests performedas of a date before September 15, 2011, if an entity's financial statements for themost recent annual or interim period have not yet been issued or, for nonpublicentities, have not yet been made available for issuance.We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In September 2011, the FASB issued ASU No. 2011-9, *Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80) Disclosures about an Employer's Participation in a Multiemployer Plan.* The amendments in this update require additional disclosures about an employer's participation in a multiemployer plan. For public entities, the amendments in this Update are effective for annualperiods for fiscal years ending after December 15, 2011, with early adoptionpermitted.The amendments should be applied retrospectively for all prior periodspresented.We are currently assessing the potential impact of the adoption of this standard on our consolidated financial statements and related disclosures.

In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.*The amendments in this update supersede certain pending paragraphs in Accounting Standards UpdateNo. 2011-05,*Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, to effectively defer only those changes in Update 2011-05 that relate to the presentation ofreclassification adjustments out of accumulated other comprehensive income. The amendments willbe temporary to allow the FASB time to redeliberate the presentation requirements forreclassifications out of accumulated other comprehensive income for annual and interim financialstatements for public, private, and non-profit entities.. We are currently assessing the potentialimpact of the adoption of this amendment on our consolidated financial statements and related disclosures.

2. INVENTORIES

Inventories are comprised of the following:

	December 31, 2011	December 31, 2010
Raw materials	$ 8,303,064	$ 7,728,707
Work-in-process	476,991	410,110
Finished goods	56,342,273	50,764,439
Reserve for obsolescence or lower of cost or market	(103,280)	(50,700)
Total	$ 65,019,048	$ 58,852,556

3. IDENTIFIED INTANGIBLE ASSETS

A schedule of identified intangible assets is as follows:

December 31, 2011	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$ 27,243,578	$ -	$ 27,243,578
Retail	2,900,000	-	2,900,000
Patents	2,460,790	2,111,261	349,529
Customer Relationships	1,000,000	1,000,000	-
Total Intangibles	$ 33,604,368	$ 3,111,261	$ 30,493,107

December 31, 2010	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$ 27,243,578	$ -	$ 27,243,578
Retail	2,900,000	-	2,900,000
Patents	2,414,692	2,062,785	351,907
Customer Relationships	1,000,000	1,000,000	-
Total Intangibles	$ 33,558,270	$ 3,062,785	$ 30,495,485

Amortization expense related to finite-lived intangible assets was approximately $48,000, $47,000 and $583,000 in 2011, 2010 and 2009, respectively. Such amortization expense will be approximately $46,000 per year for 2012 through 2016.

The weighted average lives of patents and customer relationships are 5 years.

Intangible assets, including trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. We perform such testing of indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of the asset below its carrying amount. Fair value, for the testing, of other indefinite-lived intangible assets is determined using the relief from royalty method.

In assessing whether indefinite-lived intangible assets are impaired, we must make certain estimates and assumptions regarding future cash flows, long-term growth rates of our business, operating margins, weighted average cost of capital and other factors such as; discount rates, royalty rates, cost of capital, and market multiples to determine the fair value of our assets. These estimates and assumptions require management's judgment, and changes to these estimates and assumptions could materially affect the determination of fair value and/or impairment for each of our indefinite-lived intangible assets. Future events could cause us to conclude that indications of intangible asset impairment exist. Impairment may result from, among other things, deterioration in the performance of our business, adverse market conditions, adverse changes in applicable laws and regulations, competition, or the sale or disposition of a reporting segment. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

We evaluate our finite and indefinite lived trademarks under the terms and provisions of the accounting standards for "Intangibles - Goodwill and Other"; and "Property, Plant and Equipment." These pronouncements require that we compare the fair value of an intangible asset with its carrying amount. Our 2011 and 2010 evaluation did not result in the impairment of any of our indefinite lived intangible assets.

4. OTHER ASSETS

Other assets consist of the following:

	December 31, 2011	December 31, 2010
Deferred financing costs	$ 336,752	$ 410,669
Prepaid royalties	-	396,591
Other	173,541	415,452
Total	$ 510,293	$ 1,222,712

5. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2011	December 31, 2010
Land	$ 671,035	$ 671,035
Buildings	17,504,573	17,927,764
Machinery and equipment	30,410,341	28,176,579
Furniture and fixtures	2,465,674	4,206,030
Lasts, dies and patterns	9,581,520	14,074,609
Construction work-in-progress	1,926,973	321,207
Total	62,560,116	65,377,224
Less - accumulated depreciation	(39,003,014)	(43,247,942)
Net Fixed Assets	$ 23,557,102	$ 22,129,282

We incurred approximately $5,609,000, $5,583,000 and $5,739,000 in depreciation expense for 2011, 2010 and 2009, respectively.

6. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31,	
	2011	2010
Bank - revolving credit facility	$ 35,000,000	$ 33,097,833
Real estate obligations	-	1,926,278
Other	-	71,707
Total	35,000,000	35,095,818
Less - current maturities	-	487,480
Net long-term debt	$ 35,000,000	$ 34,608,338

In May 2010, we amended the terms of our revolving credit facility with GMAC Commercial Finance ("GMAC") to advance $15 million to the Company under the existing revolving portion of its credit facility to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P. After the prepayment, principal under the term loans totaled $11 million in the aggregate.

Also in May 2010, we completed a public offering of 1.8 million shares of common stock at a price of $8.40 per share. We received net proceeds from the offering of $14.1 million after deducting $0.9 million in underwriting discounts and $0.1 million in expenses. The proceeds were used to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P.

In October 2010, we entered into a new financing agreement with PNC Bank ("PNC") to provide a $70 million credit facility that replaced the existing revolving credit facility with GMAC. In addition, the new financing agreement with PNC was used to repay the remaining balance of approximately $11 million under the term loans. The term of the new credit facility is five years and the current interest rate is generally LIBOR plus 1.50%.

In April 2011, we repaid the remaining balance of approximately $1.8 million on our mortgage loans by borrowing under a sub-facility on the PNC credit facility. The sub-facility is secured by real estate owned by us. In connection with this transaction, we incurred approximately $0.1 million of prepayment and other fees that were reported as additional interest expense in the second quarter of 2011. The mortgage loans were incurring interest at 8.28% and were replaced with borrowings under the credit facility for a current interest rate of LIBOR plus 1.50%.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2011, we had $35.0 million in borrowings under this facility and total capacity of $68.2 million.

Our credit facility contains a restrictive covenant which requires us to maintain a fixed charge coverage ratio. This restrictive covenant is only in effect upon a triggering event taking place (as defined in the credit facility agreement). At December 31, 2011, there was no triggering event and the covenant was not in effect. Our credit facility places a restriction on the amount of dividends that may be paid. No cash dividends were paid in 2011, 2010 or 2009.

Our revolving credit facility matures in 2015. We have no other long-term debt maturities.

7. OPERATING LEASES

We lease certain machinery, trucks, and facilities under operating leases that generally provide for renewal options. We incurred approximately $1,583,000, $2,015,000 and $3,259,000 in rent expense under operating lease arrangements for 2011, 2010 and 2009, respectively.

Future minimum lease payments under non-cancelable operating leases are approximately as follows for the years ended December 31:

2012	$	1,038,000
2013		563,000
2014		457,000
2015		21,000
2016		-
Total	$	2,079,000

8. FINANCIAL INSTRUMENTS

Fair value measures are classified into a three-tiered fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

- Level 1 - Observable inputs such as quoted prices in active markets.
- Level 2 - Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 - Unobservable inputs in which there is little or no market data, which require a reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following valuation techniques:

- Market approach (Level 1) - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach (Level 2) - Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach (Level 3) - Techniques to convert future amounts to a single present amount based on market expectations (including present-value techniques, option-pricing and excess earning models).

The fair values of cash, accounts receivable, other receivables and accounts payable approximated their carrying values because of the short-term nature of these instruments. Accounts receivable consists primarily of amounts due from our customers, net of allowances. Other receivables consist primarily of amounts due from employees (sales persons' advances in excess of commissions earned and employee travel advances); other customer receivables, net of allowances; and expected insurance recoveries. The carrying amount of our revolving line of credit approximates fair value, as it is comparable to the available financing in the marketplace during the year.

9. INCOME TAXES

The Company accounts for income taxes in accordance with the accounting standard for "Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

A breakdown of our income tax expense (benefit) is as follows:

	Years Ended December 31,		
	2011	2010	2009
Federal:			
Current	$ 2,585,271	$ 2,854,818	$ (70,496)
Deferred	366,042	236,444	333,197
Total Federal	2,951,313	3,091,262	262,701
State & local:			
Current	259,034	103,993	186,574
Deferred	230,018	115,386	4,540
Total State & local	489,052	219,379	191,114
Foreign			
Current	298,752	275,476	238,326
Deferred	(11,548)	(12,630)	(15,626)
Total Foreign	287,204	262,846	222,700
Total	$ 3,727,569	$ 3,573,487	$ 676,515

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the applicable Federal statutory rate for all periods to income before income taxes follows:

	Years Ended December 31,		
	2011	2010	2009
Expected expense at statutory rate	$ 4,170,152	$ 3,924,136	$ 653,852
Increase (decrease) in income taxes resulting from:			
Exempt income from Dominican Republic operations due to tax holiday	(1,237,418)	(1,034,742)	(842,277)
Tax on repatriated earnings from Dominican Republic operations	472,863	465,992	842,277
Impact of Canadian deemed dividend	43,389	164,956	-
State and local income taxes	327,741	142,596	47,045
Section 199 manufacturing deduction	(103,918)	(91,327)	(2,041)
Meals and entertainment	65,506	70,236	71,254
Nondeductible penalties	84	1,990	2,010
Provision to return filing adjustments and other	(10,830)	(70,350)	(95,605)
Total	$ 3,727,569	$ 3,573,487	$ 676,515

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Asset valuation allowances and accrued expenses	$ 959,464	$ 1,172,254
Inventories	631,192	416,236
State and local income taxes	440,728	333,241
Pension and deferred compensation	94,325	1,369,383
Net operating losses	510,097	542,807
Total deferred tax assets	2,635,806	3,833,921
Valuation allowances	(507,211)	(530,343)
Total deferred tax assets	2,128,595	3,303,578
Deferred tax liabilities:		
Fixed assets	(208,435)	(223,328)
Intangible assets	(10,792,180)	(10,525,120)
Other assets	(582,064)	(332,443)
Tollgate tax on Lifestyle earnings	(379,271)	(379,271)
Total deferred tax liabilities	(11,961,950)	(11,460,162)
Net deferred tax liability	$ (9,833,355)	$ (8,156,584)
Deferred income taxes - current	$ 1,154,040	$ 1,218,101
Deferred income taxes - non-current	(10,987,395)	(9,374,685)
	$ (9,833,355)	$ (8,156,584)

The valuation allowance is related to certain state and local income tax net operating loss carry forwards.

We have provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. In 2001, we received abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994, thus no other provision for tollgate tax has been made on earnings after that date. If we repatriate the earnings from Lifestyle, approximately $379,000 of tollgate tax would be due.

As of December 31, 2011, we had approximately $14,741,000 of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. If the Five Star undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $5,160,000.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. We are no longer subject to U.S. Federal tax examinations for years before 2008. In 2011, we were subjected to an IRS examination for our consolidated U.S Federal return for the year 2009. There were no adjustments to our return as a result of that examination. State jurisdictions that remain subject to examination range from 2007 to 2010. Foreign jurisdiction (Canada and

Puerto Rico) tax returns that remain subject to examination range from 2005 to 2010. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of the accounting standard for Income Taxes relating to uncertain tax provisions, accrued interest or penalties were not material, and no such expenses were recognized during the year.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. The Company did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing this standard. When necessary, the Company would accrue penalties and interest related to unrecognized tax benefits as a component of income tax expense.

10. RETIREMENT PLANS

Prior to the end of 2011, we sponsored a noncontributory defined benefit pension plan covering our non-union workers in our Ohio and Puerto Rico operations. Benefits under the non-union plan were based upon years of service and highest compensation levels as defined. We contributed to the plan the minimum amount required by regulation. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees.

In the fourth quarter of 2011, we made a decision to fully fund and terminate the pension plan.During the fourth quarter, we contributed $4.9 million into the plan and incurred related expenses and other adjustments of $0.4 million.As a result of these actions, we recorded pension termination charges totaling $5.3 million and an income tax benefitof $1.6 million.

The funded status of the Company's plan and reconciliation of accrued pension cost at December 31,2011 and 2010 is presented below (information with respect to benefit obligations and plan assets are as of December 31):

	December 31, 2011	December 31, 2010
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$ 11,548,148	$ 11,181,550
Service cost	123,360	79,909
Interest cost	625,322	646,708
Change in discount rate	-	-
Curtailment decrease	-	-
Actuarial (gain)/loss	296,751	24,926
Benefits paid	(12,593,581)	(384,945)
Projected benefit obligation at end of year	$ -	$ 11,548,148
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 8,028,855	$ 6,891,675
Employer contributions	5,038,632	715,192
Actual return on plan assets	(473,906)	806,933
Benefits paid	(12,593,581)	(384,945)
Fair value of plan assets at end of year	$ -	$ 8,028,855
Funded status:		
Underfunded	$ -	$ (3,519,293)
Remaining unrecognized benefit obligation existing at transition	-	-
Unrecognized prior service costs due to plan amendments	-	-
Unrecognized net loss	-	-
Total	$ -	$ (3,519,293)
Amounts in accumulated other comprehensive income that have not yet been recognized as net pension cost:		
Remaining unrecognized benefit obligation existing at transition	$ -	$ -
Unrecognized prior service costs due to plan amendments	-	253,651
Unrecognized net loss	-	4,236,846
Total	$ -	$ 4,490,497
Amounts recognized in the consolidated financial statements:		
Pension liability	$ -	$ (3,519,293)
Accumulated other comprehensive loss, net of tax effect of $1,661,508 for 2010	-	2,828,989
Net amount recognized	$ -	$ (690,304)
Accumulated benefit obligation	$ -	$ 11,548,148

Net pension cost of our plan is as follows:

	Years Ended December 31,		
	2011	2010	2009
Service cost	$ 123,360	$ 79,909	$ 115,372
Interest cost	625,322	646,708	605,817
Expected return on assets	(626,365)	(532,218)	(486,454)
Amortization of unrecognized net loss	219,050	287,413	247,143
Amortization of unrecognized transition obligation	-	-	-
Amortization of unrecognized prior service cost	75,205	72,392	72,392
Net periodic pension cost	$ 416,572	$ 554,204	$ 554,270

Our unrecognized benefit obligation existing at the date of transition for the plan was being amortized over 21 years. Actuarial assumptions used in the accounting for the plan was as follows:

	December 31, 2010
Discount rate	5.51%
Average rate increase in compensation levels	3.00%
Expected long-term rate of return on plan assets	8.00%

Our pension plan's asset allocations at December 31, 2010by asset category were:

	December 31, 2010
Rocky common stock	9.0%
Other equity securities	61.0%
Municipal bonds	15.0%
Corporate obligations	5.0%
Cash and cash equivalents	10.0%
Total	100.0%

The fair values of our pension plan assets at December 31, 2010, by asset category were as follows:

	December 31, 2010			
Asset Category	**Quoted Prices (Level 1)**	**Other significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Cash and cash equivalents	$ 832,672	$ -	$ -	$ 832,672
Equity Securities:				
U. S. companies	4,716,610	-	-	4,716,610
International companies	850,766	-	-	850,766
Corporate obligations	410,841			410,841
Government securites:				
U.S. government agencies	1,217,966	-	-	1,217,966
	$ 8,028,855	$ -	$ -	$ 8,028,855

We also sponsor a 401(k) savings plan for substantially all of our employees. We provide a contribution of 3% of applicable salary to the plan for all employees with greater than six months of service. Additionally, we match eligible employee contributions at a rate of 0.25%, per one percent of applicable salary contributed to the plan by the employee. This matching contribution will be made by us up to a maximum of 1% of the employee's applicable salary for all qualified employees. Our contributions to the 401(k) plan were approximately $1.0 million in 2011, $1.0 million in 2010 and $1.0 million in 2009.

11. COMMITMENTS AND CONTINGENCIES

We are, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

12. CAPITAL STOCK AND STOCK BASED COMPENSATION

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued or outstanding at December 31, 2011 and 2010, respectively.

In June 2009, our Board of Directors adopted a Rights Agreement, which provides for one preferred share purchase right to be associated with each share of our outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights are exercisable after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 20 percent or more of our common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise would ultimately entitle the holders of the rights to purchase at the exercise price, shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the exercise price. The person or groups effecting such 20 percent acquisition or undertaking such tender offer would not be entitled to exercise any rights. These rights expire during July 2012.

On October 11, 1995, we adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares. In May 1998, we adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares. In addition in May 2002, our shareholders approved the issuance of a total of 400,000 additional common shares of our stock under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to us are eligible to receive options under the Plans. On May 11, 2004 our shareholders approved the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan includes 750,000 of our common shares that may be granted for stock options and restricted stock awards. As of December 31, 2011, the Company is authorized to issue 347,823 options under the 2004 Stock Incentive Plan; no options can be granted under the amended and restated 1995 Stock Option Plan.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years.

The following summarizes stock option transactions from January 1, 2010 through December 31, 2011:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	335,250	$ 18.25		
Issued	-	$ -		
Exercised	(34,250)	$ 5.57		
Forfeited	(69,000)	$ 18.81		
Outstanding at December 31, 2010	232,000	$ 19.95	0.9	$ 167,753
Options exercisable at December 31, 2010	232,000	$ 19.95	0.9	$ 167,753
Unvested options at December 31, 2010	-	$ -	-	$ -
Outstanding at December 31, 2010	232,000	$ 19.95		
Issued	-	$ -		
Exercised	(51,000)	$ 7.28		
Forfeited	(81,000)	$ 26.25		
Outstanding at December 31, 2011	100,000	$ 21.31	0.4	$ -
Options exercisable at December 31, 2011	100,000	$ 21.31	0.4	$ -
Unvested options at December 31, 2011	-	$ -	-	$ -

There were no options granted during the years 2011, 2010 or 2009.

During the years ended December 31, 2011, 2010 and 2009, a total of 51,000, 34,250 and 29,250 options were exercised with an intrinsic value of approximately $0.1 million, $0.2 million and $0.1 million, respectively. During the years ended December 31, 2011, 2010 and 2009, there were no options issued. During the year ended December 31, 2011, a total of 81,000 options were forfeited with a fair value of approximately $0.9 million. A total of 5,000 options vested during the year ended December 31, 2009 with zero fair value. No options vested during the years ended December 31, 2011 and 2010. At December 31, 2011 and 2010, there were no options unvested.For the twelve-month periods ended December 31, 2011 and 2010, there was no compensation expense related to stock option grants.

During the year ended December 31, 2011, we issued 12,208 shares of common stock to members of our Board of Directors. We recorded compensation expense of $122,500, which was the fair market value of the shares on the grant date. The shares are fully vested but cannot be sold for one year.

In May 2010, the Company completed a public offering of 1.8 million shares of common stock at a price of $8.40 per share. We received net proceeds from the offering of $14.1 million after deducting $0.9 million in underwriting discounts and $0.1 million in expenses. The proceeds were used to prepay amounts due under term loans with Laminar Direct Capital L.P. and Whitebox Hedged High Yield Partners, L.P. After the prepayment, principal under the term loans totaled $26 million in the aggregate. The term loans have an interest rate of 11.5% payable semi-annually over the five year term of the notes. In connection with this transaction, $0.2 million of prepayment fees and $0.2 million of non-cash charges related to deferred financing fees were incurred and have been reflected as a component of interest expense.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information including other cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,		
	2011	2010	2009
Interest paid	$ 1,037,301	$ 4,824,238	$ 6,749,462
Federal, state and local income taxes paid - net of refunds	$ 4,690,479	$ 2,810,434	$ 222,629
Capitalized interest	$ 1,394	$ 8,330	$ 5,983
Fixed asset purchases in accounts payable	$ 154,170	$ 560,248	$ 151,534

14. SEGMENT INFORMATION

Operating Segments - We operate our business through three business segments: wholesale, retail and military.

Wholesale. In our wholesale segment, our products are offered in over ten thousand retail locations representing a wide range of distribution channels in the U.S. and Canada. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers.

Retail. In our retail segment, we sell our products directly to consumers through our Lehigh mobile and retail stores, our Rocky outlet store and our websites. Our Lehigh operations include a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores. Through our outlet store, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins.

Military. While we are focused on continuing to build our wholesale and retail business, we also actively bid, from time to time, on footwear contracts with the U.S. military. Our sales under such contracts are dependent on us winning the bids for these contracts.In July 2009, we were awarded a $29.0 million blanket purchase order from the GSA to produce footwear for the U.S. Military. While there is approximately $10 million remaining under this purchase order, we do not currently expect to make any significant additional shipments. We currently do not expect a renewal of this contract.

The following is a summary of segment results for the Wholesale, Retail, and Military segments.

	Years Ended December 31,		
	2011	2010	2009
NET SALES:			
Wholesale	$ 192,554,089	$ 188,268,830	$ 174,260,798
Retail	44,812,808	47,476,715	50,007,177
Military	2,232,199	17,046,718	5,217,600
Total Net Sales	$ 239,599,096	$ 252,792,263	$ 229,485,575
GROSS MARGIN:			
Wholesale	$ 66,936,863	$ 65,470,287	$ 60,562,741
Retail	20,695,454	21,785,077	23,435,034
Military	298,438	2,117,350	559,581
Total Gross Margin	$ 87,930,755	$ 89,372,714	$ 84,557,356

Segment asset information is not prepared or used to assess segment performance.

Product Group Information - The following is supplemental information on net sales by product group:

	2011	% of Sales	2010	% of Sales	2009	% of Sales
Work footwear	$ 121,731,462	50.8%	$ 133,970,454	53.0%	$ 124,095,030	54.1%
Outdoor footwear	26,960,781	11.3%	26,066,047	10.3%	26,541,959	11.6%
Western footwear	32,101,389	13.4%	30,707,353	12.1%	29,522,876	12.9%
Duty and commercial military footwear	34,278,075	14.3%	22,190,068	8.8%	19,869,232	8.7%
Military footwear	2,232,199	0.9%	17,046,718	6.7%	5,217,600	2.3%
Apparel	12,954,362	5.4%	11,529,989	4.6%	12,210,926	5.3%
Other	9,340,828	3.9%	11,281,634	4.5%	12,027,952	5.2%
	$ 239,599,096	100%	$ 252,792,263	100%	$ 229,485,575	100%

Net sales to foreign countries, primarily Canada, representedapproximately 4.1% of net sales in2011, 3.1% of net sales in 2010 and 2.4% of net sales in 2009.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2011 and 2010:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter		Total Year
2011						
Net sales	$ 52,306,275	$ 52,282,632	$ 71,020,546	$ 63,989,643		$ 239,599,096
Gross margin	19,265,945	20,617,328	25,590,157	22,457,325	(a)	87,930,755
Net income	541,616	2,279,700	5,212,267	273,312	(b)	8,306,895
Net income per common share:						
Basic	$ 0.07	$ 0.30	$ 0.70	$ 0.04		$ 1.11
Diluted	$ 0.07	$ 0.30	$ 0.70	$ 0.04		$ 1.11
2010						
Net sales	$ 56,078,986	$ 55,223,054	$ 74,760,244	$ 66,729,979		$ 252,792,263
Gross margin	18,756,849	19,099,084	27,184,595	$ 24,332,186		89,372,714
Net income (loss)	(560,744)	523,610	4,682,355	$ 3,038,511		7,683,732
Net income (loss) per common share:						
Basic	$ (0.10)	$ 0.08	$ 0.63	$ 0.41		$ 1.14
Diluted	$ (0.10)	$ 0.08	$ 0.63	$ 0.41		$ 1.14

No cash dividends were paid during 2011 or 2010.

(a) Includes a retail inventory adjustment that reduced reduced gross margin by $0.8 million

(b) Includes pension termination charges of approximately $3,653,000 or $0.49 per share, net of tax benefits.

16. RESTRUCTURING CHARGES

During the fourth quarter of 2009, we initiated a comprehensive series of actions to reduce the operating cost structure and increase the operating efficiency of both our wholesale and retail divisions. These actions involved the relocation of our wholesale division's customer care function from Franklin, Tennessee to Nelsonville, Ohio; and the closing of underperforming mini-stores and trucks in our retail division. These charges were composed of severance and employee benefits related costs; transition costs; and facility exit costs, which includes facility shut down and lease contract termination costs. As a result of these actions, we recorded $711,169 of restructuring charges that are included in the 2009 Consolidated Results of Operations under the caption Restructuring charges.

The schedule below summarizes the charges included in the accompanying consolidated statement of operations for 2010 for our wholesale and retail divisions:

	Liability Beginning Balance 12/31/2009	Expense	Payments	Liability Ending Balance 12/31/2010
Wholesale				
Severance and employee benefits	$ 148,080		$ 148,080	$ -
Transition costs	-		-	-
Facility exit costs	31,475		31,475	-
Total Wholesale	$ 179,555	$ -	$ 179,555	$ -
Retail				
Severance and employee benefits	$ -		$ -	$ -
Transition costs	36,091		36,091	-
Facility exit costs	160,717		160,717	-
Total Retail	$ 196,808	$ -	$ 196,808	$ -
Total	$ 376,363	$ -	$ 376,363	$ -

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board

J. Patrick Campbell
Executive Chairman of the Board
Universal Companies, Inc.

Glenn E. Corlett
Retired Dean and Philip J. Gardner, Jr. Leadership Professor of the College of Business at Ohio University

Michael L. Finn
President, Central Power Systems and President, Chesapeake Realty Company

G. Courtney Haning
Chairman, President and Chief Executive Officer, Peoples National Bank

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Harley E. Rouda, Jr.
Chief Executive Officer, Trident, Inc.

David Sharp
President and Chief Executive Officer

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board

David N. Sharp
President and Chief Executive Officer

James E. McDonald
Executive Vice President, Chief Financial Officer and Treasurer

Gary Adam
President, International Sales

Jason S. Brooks
President, U.S. Wholesale Sales

Richard Simms
President, Retail Sales

CORPORATE OFFICES

39 East Canal Street Nelsonville, Ohio 45764
(740) 753-1951

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Schneider Downs & Co., Inc.
Columbus, Ohio

LEGAL COUNSEL

Porter, Wright, Morris & Arthur LLP Columbus, Ohio

TRANSFER AGENT AND REGISTRAR

Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

COMPUTERSHARE INVESTOR SERVICES LLC

P.O. Box 2388
Chicago, Illinois 60690-2388
(888) 294-8217
web.queries@computershare.com

STOCK LISTING

NASDAQ Stock Market Symbol: RCKY

FORM 10-K

Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Executive Vice President, Chief Financial Officer and Treasurer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

INVESTOR INFORMATION

Corporate and investor information is available on the company's website at www.rockybrands.com


ROCKY
BRANDS

ROCKY BRANDS INC.
39 EAST CANAL STREET NELSONVILLE, OHIO 45764 WWW.ROCKYBRANDS.COM